SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07
4 - NIRE (State Registration Number)

01.02 - HEAD OFFICE

1 – ADDRESS Av. das Nações Unidas, 8501 – 19° floor			2 - DISTRICT Pinheiros
3 - ZIP CODE 05425-070	4 – CITY Sao Paulo			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3025-9297	8 - TELEPHONE 3025-9158	9 - TELEPHONE 3025-9191	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9438	13 – FAX 3025-9217	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Alceu Duilio Calciolari
2 – ADDRESS Av. das Nações Unidas, 8501 – 19° floor			3 - DISTRICT Pinheiros
4 - ZIP CODE 05425-070	5 – CITY Sao Paulo			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 3025-9297	9 - TELEPHONE 3025-9158	10 - TELEPHONE 3025-9191	11 - TELEX
12 - AREA CODE 011	13 – FAX 3025-9438	14 – FAX 3025-9191	15 - FAX -
16 - E-MAIL ri@gafisa.com.br

01.04 - REFERENCE / AUDITOR

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 – END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2010	12/31/2010	2	4/1/2010	6/30/2010	1	1/1/2010	3/31/2010
09 - INDEPENDENT ACCOUNTANT Terco Grant Thornton Auditores Independentes Soc. Simples					10 - CVM CODE 00635-1
11 - PARTNER IN CHARGE Daniel Gomes Maranhão Junior					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 070.962.868-45

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 6/30/2010	2 - PREVIOUS QUARTER 3/31/2010	3 - SAME QUARTER, PREVIOUS YEAR 6/30/2009
Paid-in Capital
1 - Common	429,348	419,336	133,463
2 - Preferred	0	0	0
3 - Total	429,348	419,336	133,463
Treasury share
4 - Common	600	600	3,125
5 - Preferred	0	0	0
6 - Total	600	600	3,125

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 1110 – Civil Construction, Constr. Mat. and Decoration
5 - MAIN ACTIVITY Real Estate Development
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of Reais)	4 - AMOUNT OF CHANGE (In thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousands)	8 -SHARE PRICE WHEN ISSUED (In Reais)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 08/03/2010	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2010	4 – 3/31/2010
1	Total Assets	6,860,791	6,659,552
1.01	Current Assets	3,629,101	3,472,399
1.01.01	Cash and cash equivalents	1,147,359	1,569,486
1.01.01.01	Cash and banks	58,552	24,539
1.01.01.02	Financial Investments	1,088,807	1,544,947
1.01.02	Credits	1,245,035	1,059,185
1.01.02.01	Trade accounts receivable	1,245,035	1,059,185
1.01.02.01.01	Receivables from clients of developments	1,134,442	946,207
1.01.02.01.02	Receivables from clients of construction and services rendered	75,162	79,401
1.01.02.01.03	Other Receivables	35,431	33,577
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	607,847	594,153
1.01.03.01	Properties for sale	607,847	594,153
1.01.04	Other	628,860	249,575
1.01.04.01	Deferred selling expenses	739	209
1.01.04.02	Other receivables	613,186	237,464
1.01.04.03	Prepaid expenses	14,935	11,902
1.02	Non Current Assets	3,231,690	3,187,153
1.02.01	Long Term Receivables	923,590	994,016
1.02.01.01	Sundry Credits	711,931	804,532
1.02.01.01.01	Receivables from clients of developments	554,120	654,970
1.02.01.01.02	Properties for sale	157,811	149,562
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	211,659	189,484
1.02.01.03.01	Deferred taxes	166,233	161,416
1.02.01.03.02	Other receivables	45,426	28,068
1.02.02	Permanent Assets	2,308,100	2,193,137
1.02.02.01	Investments	2,076,331	1,963,075
1.02.02.01.01	Interest in associated and similar companies	0	0
1.02.02.01.02	Interest in associated and similar companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	1,731,625	1,614,235
1.02.02.01.04	Interest in Subsidiaries - goodwill	0	0
1.02.02.01.05	Other Investments	344,706	348,840
1.02.02.02	Property and equipment	28,755	27,399
1.02.02.03	Intangible assets	203,014	202,663
1.02.02.03.01	Goodwill on acquisition of subsidiaries	194,871	195,534
1.02.02.03.02	Other intangible	8,143	7,129
1.02.02.04	Deferred charges	0	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2010	4 – 3/31/2010
2	Total Liabilities and Shareholders’ Equity	6,860,791	6,659,552
2.01	Current Liabilities	1,395,855	1,283,314
2.01.01	Loans and Financing	642,401	554,995
2.01.02	Debentures	112,134	116,199
2.01.03	Suppliers	78,376	64,467
2.01.04	Taxes, charges and contributions	92,006	86,420
2.01.05	Dividends Payable	50,716	50,716
2.01.06	Provisions	6,312	7,326
2.01.06.01	Provision for contingencies	6,312	7,326
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	413,910	403,191
2.01.08.02	Obligations for purchase of real estate and advances from customers	208,200	222,749
2.01.08.03	Payroll, profit sharing and related charges	38,026	35,095
2.01.08.04	Other liabilities	167,684	145,347
2.02	Non Current Liabilities	1,919,523	1,946,655
2.02.01	Long Term Liabilities	1,919,523	1,946,655
2.02.01.01	Loans and Financing	183,468	223,226
2.02.01.02	Debentures	1,148,000	1,148,000
2.02.01.03	Provisions	12,104	11,192
2.02.01.03.01	Provisions for contingencies	12,104	11,192
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	575,951	564,237
2.02.01.06.01	Obligations for purchase of real estate and advances from customers	47,384	48,820
2.02.01.06.02	Deferred income tax and social contribution	218,366	205,716
2.02.01.06.03	Negative goodwill on acquisition of subsidiaries	8,045	8,203
2.02.01.06.04	Other liabilities	302,156	301,498
2.03	Deferred income	0	0
2.05	Shareholders' equity	3,545,413	3,429,583
2.05.01	Paid-in capital stock	2,711,168	2,689,487
2.05.01.01	Capital Stock	2,712,899	2,691,218
2.05.01.02	Treasury shares	(1,731)	(1,731)
2.05.02	Capital Reserves	290,507	293,626
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ Associated and similar Companies	0	0
2.05.04	Revenue reserves	381,651	381,651
2.05.04.01	Legal	31,758	31,758
2.05.04.02	Statutory	311,360	311,360
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2010	4 – 3/31/2010
2.05.04.05	Retained earnings	38,553	38,553
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Adjustments to Assets Valuation	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Cumulative Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	162,087	64,819
2.05.07	Advances for future capital increase	0	0

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 -4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
3.01	Gross Sales and/or Services	357,966	784,735	285,558	513,554
3.01.01	Real estate development and sales	338,033	714,928	264,496	475,298
3.01.02	Construction services rendered revenue	11,457	18,665	8,971	18,202
3.01.03	Barter transactions revenue	8,476	51,142	12,091	20,054
3.02	Gross Sales Deductions	(32,260)	(45,338)	(9,032)	(16,163)
3.02.01	Taxes on sales and services	(29,689)	(39,971)	(8,290)	(15,090)
3.02.02	Brokerage fee on sales	(2,571)	(5,367)	(742)	(1,073)
3.03	Net Sales and/or Services	325,706	739,367	276,526	497,391
3.04	Cost of Sales and/or Services	(238,045)	(560,767)	(182,853)	(356,016)
3.04.01	Cost of Real estate development	(229,569)	(509,625)	(170,762)	(335,962)
3.4.02	Barter transactions cost	(8,476)	(51,142)	(12,091)	(20,054)
3.05	Gross Profit	87,661	178,630	93,673	141,375
3.06	Operating Expenses/Income	20,826	3,923	(21,493)	(24,990)
3.06.01	Selling Expenses	(15,978)	(31,822)	(16,040)	(32,650)
3.06.02	General and Administrative	(22,059)	(45,968)	(24,943)	(51,025)
3.06.02.01	Profit sharing	(6,790)	(6,800)	(5,736)	(5,736)
3.06.02.02	Stock option plan expenses	(1,491)	(3,719)	(1,074)	(7,264)
3.06.02.03	Other Administrative Expenses	(13,778)	(35,449)	(18,133)	(38,025)
3.06.03	Financial	(2,995)	(27,473)	(17,864)	(32,247)
3.06.03.01	Financial income	30,778	45,419	22,774	45,665
3.06.03.02	Financial Expenses	(33,773)	(72,892)	(40,638)	(77,912)
3.06.04	Other operating income	0	0	52,600	105,200
3.06.04.01	Gain on partial sale of Fit Residential – negative goodwill amortiz.	0	0	52,600	105,200
3.06.04.02	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(11,191)	(5,964)	(22,709)	(47,045)
3.06.05.01	Depreciation and Amortization	(1,929)	(5,705)	519	(3,118)

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 -4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
3.06.05.02	Other Operating expenses	(9,262)	(259)	(23,228)	(43,927)
3.06.06	Equity in results of investees	73,049	115,150	7,463	32,777
3.07	Total operating profit	108,487	182,553	72,180	116,385
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.8.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	108,487	182,553	72,180	116,385
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred Income Tax	(11,219)	(20,466)	(14,412)	(21,884)
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.15	Net income for the Period	97,268	162,087	57,768	94,501
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	428,748	428,748	130,338	130,338
	EARNINGS PER SHARE (Reais)	0.22687	0.37805	0.44322	0.72505
	LOSS PER SHARE (Reais)

04.01 - STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 -4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 -4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
4.01	Net cash from operating activities	(431,707)	(480,624)	(4,400)	27,716
4.01.01	Cash generated in the operations	54,085	147,081	80,149	94,620
4.01.01.01	Net Income for the year	97,268	162,087	57,768	94,501
4.01.01.02	Equity in the results of investees	(73,049)	(115,150)	(7,463)	(32,777)
4.01.01.03	Stock options expenses	1,490	3,718	1,074	7,264
4.01.01.04	Gain on sale of investments	0	0	(52,600)	(105,200)
4.01.01.05	Unrealized interest and finance charges, net	21,333	71,110	31,697	67,237
4.01.01.06	Deferred taxes	(5,920)	3,327	14,412	21,884
4.01.01.07	Depreciation and amortization	2,087	7,068	2,109	7,019
4.01.01.08	Amortization of negative goodwill	(158)	(1,363)	(2,628)	(3,901)
4.01.01.09	Provision for contingencies	2,738	5,896	28,849	30,305
4.01.01.10	Warranty provision	1,827	3,919	1,195	2,552
4.01.01.11	Profit sharing provision	6.800	6,800	5,736	5,736
4.01.01.12	Fixed asset disposal, net	(331)	(331)	0	0
4.01.02	Variation in Assets and Liabilities	(485,792)	(627,705)	(84,459)	(66,904)
4.01.02.01	Trade accounts receivable	(84,998)	(190,868)	(155,669)	(274,468)
4.01.02.02	Properties for sale	(21,943)	(27,257)	16,283	136,539
4.01.02.03	Other Receivables	(417,174)	(390,071)	59,507	42,115
4.01.02.04	Deferred selling expenses	(530)	(315)	(4,433)	(2,073)
4.01.02.05	Prepaid expenses	(3,033)	1,492	511	461
4.01.02.06	Obligations for purchase of real estate and adv. from customers	(13,892)	(36,186)	(6,840)	(34,419)
4.01.02.07	Taxes, charges and contributions	5,586	14,145	3,340	7,157
4.01.02.08	Suppliers	13,909	17,239	19,155	15,170
4.01.02.09	Payroll, and related charges	(3,819)	(7,669)	4,896	8,468
4.01.02.10	Other accounts payable	40,102	(8,215)	(21,299)	34,146
4.01.03	Others	0	0	0	0

04.01 - STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 -4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
4.02	Net cash from investments activities	(39,011)	(430,722)	(81,388)	(189,778)
4.02.01	Purchase of property and equipment and deferred charges	(3,908)	(10,978)	(6,352)	(11,810)
4.02.02	Capital contribution in subsidiary companies	(39,762)	(56,884)	(22,351)	(97,824)
4.02.03	Restricted cash in guarantee to loans	4,659	(362,860)	(52,685)	(80,144)
4.03	Net cash from financing activities	53,250	922,366	166,880	141,752
4.03.01	Capital increase	21,681	1,085,624	3,062	3,062
4.03.02	Loans and financing obtained	104,907	169,317	299,548	333,700
4.03.03	Repayment of loans and financing	(82,658)	(300,924)	(198,202)	(257,108)
4.03.04	Assignment of credits receivable, net	0	0	3,583	3,209
4.03.05	Dividends paid	0	0	0	0
4.03.06	Public offering expenses and deferred taxes	(9,439)	(50,410)	0	0
4.03.07	CCI – Assignment of credits receivable	0	0	58,889	58,889
4.03.08	Capital reserve	18,759	18,759	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	(417,468)	11,020	81,092	(20,310)
4.05.01	Cash at the beginning of the period	1,174,003	745,515	63,814	165,216
4.05.02	Cash at the end of the period	756,535	756,535	144,906	144,906

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY FROM 04/01/2010 TO 06/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	2,691,218	293,626	0	379,920	64,819	0	3,429,583
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	2,691,218	293,626	0	379,920	64,819	0	3,429,583
5.04	Net Income/Loss for the period	0	0	0	0	97,268	0	97,268
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	21,681	0	0	0	0	0	21,681
5.08.01	Shertis shares’ subscription	20,283	0	0	0	0	0	20,283
5.08.02	Exercise of stock options	1,398	0	0	0	0	0	1,398
5.09	Increase in capital reserves	0	(3,119)	0	0	0	0	(3,119)
5.09.01	Public offering expenses	0	(6,230)	0	0	0	0	(6,230)
5.09.02	Stock options program	0	1,491	0	0	0	0	1,491
5.09.03	Shertis shares’ subscription	0	1,620	0	0	0	0	1,620
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,712,899	290,507	0	379,920	162,087	0	3,545,413

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY FROM 01/01/2010 TO 06/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.04	Net Income/Loss for the period	0	0	0	0	162,087	0	162,087
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	1,085,624	0	0	0	0	0	1,085,624
5.08.01	Public offering	1,063,750	0	0	0	0	0	1,063,750
5.08.02	Exercise of stock options	1,591	0	0	0	0	0	1,591
5.08.03	Shertis shares’ subscription	20,283	0	0	0	0	0	20,283
5.09	Increase in capital reserves	0	(27,932)	0	0	0	0	(27,932)
5.09.01	Public offering expenses	0	(33,271)	0	0	0	0	(33,271)
5.09.02	Stock options program	0	3,719	0	0	0	0	3,719
5.09.03	Shertis shares’ subscription	0	1,620	0	0	0	0	1,620
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,712,899	290,507	0	379,920	162,087	0	3,545,413

08.01 CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 – 6/30/2010	4 – 3/31/2010
1	Total Assets	9,098,194	8,752,813
1.01	Current Assets	5,901,703	5,773,717
1.01.01	Cash and cash equivalents	1,806,384	2,125,613
1.01.01.01	Cash and banks	138,674	193,615
1.01.01.02	Financial Investments	1,500,054	1,786,941
1.01.01.03	Restricted credits	167,656	145,057
1.01.02	Credits	2,470,944	2,193,650
1.01.02.01	Trade accounts receivable	2,470,944	2,193,650
1.01.02.01.01	Receivables from clients of developments	2,391,584	2,103,394
1.01.02.01.02	Receivables from clients of construction and services rendered	77,073	81,312
1.01.02.01.03	Other Receivables	2,287	8,944
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	1,446,760	1,327,966
1.01.03.01	Properties for sale	1,446,760	1,327,966
1.01.04	Other	177,615	126,488
1.01.04.01	Deferred selling expenses	20,592	18,802
1.01.04.02	Other receivables	141,740	95,436
1.01.04.03	Prepaid expenses	15,283	12,250
1.02	Non Current Assets	3,196,491	2,979,096
1.02.01	Long Term Assets	2,925,681	2,711,246
1.02.01.01	Sundry Credits	2,482,953	2,351,031
1.02.01.01.01	Receivables from clients of developments	2,075,161	1,922,482
1.02.01.01.02	Properties for sale	407,792	428,549
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	442,728	360,215
1.02.01.03.01	Deferred taxes	311,693	307,132
1.02.01.03.02	Other receivables	131,035	53,083
1.02.02	Permanent Assets	270,810	267,850
1.02.02.01	Investments	0	0
1.02.02.01.01	Interest in associated and similar companies	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0
1.02.02.01.03	Other investments	0	0
1.02.02.02	Property and equipment	59,659	60,269
1.02.02.03	Intangible assets	211,151	207,581
1.02.02.03.01	Goodwill on acquisition of subsidiaries	194,871	195,534
1.02.02.03.02	Other intangibles	16,280	12,047
1.02.02.04	Deferred charges	0	0

08.02 CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2010	4 – 3/31/2010
2	Total Liabilities and Shareholders’ equity	9,098,194	8,752,813
2.01	Current Liabilities	2,163,821	2,056,473
2.01.01	Loans and Financing	825,382	735,741
2.01.02	Debentures	123,608	139,792
2.01.03	Suppliers	244,545	234,648
2.01.04	Taxes, charges and contributions	154,983	143,196
2.01.05	Dividends Payable	52,287	54,468
2.01.06	Provisions	6,312	7,326
2.01.06.01	Provision for contingencies	6,312	7,326
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	756,704	741,302
2.01.08.01	Obligations for purchase of real estate and advances from customers	466,078	470,986
2.01.08.02	Payroll, profit sharing and related charges	73,057	64,851
2.01.08.03	Other liabilities	217,569	205,465
2.01.08.04	Deferred taxes	0	0
2.02	Non Current Liabilities	3,342,644	3,203,451
2.02.01	Long Term Liabilities	3,342,644	3,203,451
2.02.01.01	Loans and Financing	352,181	410,067
2.02.01.02	Debentures	1,748,000	1,748,000
2.02.01.03	Provisions	52,670	51,957
2.02.01.03.01	Provisions for contingencies	52,670	51,957
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	1,189,793	993,427
2.02.01.06.01	Obligations for purchase of real estate and advances from customers	176,084	161,194
2.02.01.06.02	Deferred taxes	484,453	452,496
2.02.01.06.03	Other liabilities	521,211	371,534
2.02.01.06.04	Negative goodwill on acquisition of subsidiaries	8,045	8,203
2.03	Deferred income	0	0
2.04	Minority Interests	46,316	63,306
2.05	Shareholders' equity	3,545,413	3,429,583
2.05.01	Paid-in capital stock	2,711,168	2,689,487
2.05.01.01	Capital Stock	2,712,899	2,691,218
2.05.01.02	Treasury shares	(1,731)	(1,731)
2.05.02	Capital Reserves	290,507	293,626
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ Associated and similar Companies	0	0
2.05.04	Revenue reserves	381,651	381,651
2.05.04.01	Legal	31,758	31,758
2.05.04.02	Statutory	311,360	311,360

08.02 CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2010	4 – 3/31/2010
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	38,533	38,533
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Adjustments to Assets Valuation	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Cumulative Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	162,087	64,819
2.05.07	Advances for future capital increase	0	0

09.01 CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 -4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
3.01	Gross Sales and/or Services	1,003,861	1,942,737	733,197	1,299,008
3.01.01	Real estate development and sales	972,776	1,857,442	707,454	1,257,374
3.01.02	Construction services rendered revenue	13,592	21,469	9,788	17,087
3.01.03	Barter transactions revenue	17,493	63,826	15,955	24,547
3.02	Gross Sales Deductions	(76,419)	(107,710)	(27,379)	(51,303)
3.02.01	Taxes on sales and services	(71,035)	(96,547)	(24,249)	(45,959)
3.02.02	Brokerage fee on sales	(5,384)	(11,163)	(3,130)	(5,344)
3.03	Net Sales and/or Services	927,442	1,835,027	705,818	1,247,705
3.04	Cost of Sales and/or Services	(647,950)	(1,302,879)	(514,465)	(901,713)
3.04.01	Cost of Real estate development	(630,457)	(1,239,053)	(498,510)	(877,166)
3.4.02	Barter transactions cost	(17,493)	(63,826)	(15,955)	(24,547)
3.05	Gross Profit	279,492	532,148	191,353	345,992
3.06	Operating Expenses/Income	(146,164)	(300,362)	(93,355)	(183,193)
3.06.01	Selling Expenses	(61,140)	(112,434)	(51,182)	(97,788)
3.06.02	General and Administrative	(55,125)	(112,543)	(59,312)	(115,230)
3.06.02.01	Profit sharing	(10,886)	(12,579)	(7,395)	(8,747)
3.06.02.02	Stock option plan expenses	(2,584)	(5,767)	(3,746)	(12,313)
3.06.02.03	Other Administrative Expenses	(41,655)	(94,197)	(48,171)	(94,170)
3.06.03	Financial	(13,911)	(47,179)	(12,720)	(21,929)
3.06.03.01	Financial income	40,929	64,858	37,768	73,295
3.06.03.02	Financial Expenses	(54,840)	(112,037)	(50,488)	(95,224)
3.06.04	Other operating income	0	0	52,600	105,200
3.06.04.01	Gain on partial sale of Fit Residential – negative goodwill amortize	0	0	52,600	105,200
3.06.05	Other operating expenses	(15,988)	(28,206)	(22,741)	(53,446)
3.06.05.01	Depreciation and Amortization	(8,939)	(20,382)	(8,041)	(18,283)
3.06.05.02	Negative goodwill amortization	158	1,363	1,641	3,901

09.01 CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 -4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
3.06.05.03	Other Operating expenses	(7,207)	(9,187)	(16,341)	(39,064)
3.06.06	Equity in results of investees	0	0	0	0
3.07	Total operating profit	133,328	231,786	97,998	162,799
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.8.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	133,328	231,786	97,998	162,799
3.10	Provision for income tax and social contribution	(9,977)	(17,723)	(4,519)	(10,831)
3.11	Deferred Income Tax	(12,083)	(26,826)	(16,102)	(26,103)
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	(14,000)	(25,150)	(19,609)	(31,364)
3.15	Net income for the Period	97,268	162,087	57,768	94,501
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	428,748	428,748	130,338	130,338
	EARNINGS PER SHARE (Reais)	0.22687	0.37805	0.44322	0.72505
	LOSS PER SHARE (Reais)

10.01 CONSOLIDATED STATEMENT OF CASH FLOW INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 -4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
4.01	Net cash from operating activities	(356,081)	(471,171)	(133,437)	(251,424)
4.01.01	Cash generated in the operations	153,311	329,613	125,512	192,247
4.01.01.01	Net Income for the year	97,268	162,087	57,768	94.501
4.01.01.02	Stock options expenses	2,584	5,767	3,746	12,313
4.01.01.03	Gain on sale of investments	0	0	(52,600)	(105,200)
4.01.01.04	Unrealized interest and finance charges, net	27,529	92,030	45,752	83,628
4.01.01.05	Deferred taxes	23,541	38,284	16,102	26,103
4.01.01.06	Depreciation and amortization	8,939	20,382	8,041	17,296
4.01.01.07	Amortization of negative goodwill	(158)	(1,363)	(1,641)	(2,914)
4.01.01.08	Disposal of fixed asset	(331)	(331)	49	4,709
4.01.01.09	Provision for contingencies	2,819	5,977	24,950	23,439
4.01.01.10	Warranty provision	3,615	6,318	1,566	3,486
4.01.01.11	Profit sharing provision	10,886	12,579	7,395	8,747
4.01.01.12	Allowance for doubtful accounts	0	114	813	813
4.01.01.13	Minority interest	(23,381)	(12,231)	13,571	25,326
4.01.02	Variation in Assets and Liabilities	(509,392)	(800,784)	(258,949)	(443,671)
4.01.02.01	Trade accounts receivable	(429,973)	(769,573)	(320,539)	(795,594)
4.01.02.02	Properties for sale	(98,037)	(106,095)	58,301	239,051
4.01.02.03	Other Receivables	(143,442)	(97,975)	128,667	140,073
4.01.02.04	Deferred selling expenses	(1,790)	(13,959)	(3,866)	(5,809)
4.01.02.05	Prepaid expenses	117	0	519	313
4.01.02.06	Suppliers	9,897	50,214	47,643	43,001
4.01.02.07	Obligations for purchase of real estate and adv. from customers	12,686	20,352	(80,743)	(23,767)
4.01.02.08	Taxes, charges and contributions	7,265	12,284	(14,059)	7,457
4.01.02.09	Payroll, profit sharing and related charges	(4,371)	(840)	3,538	32,721
4.01.02.10	Other accounts payable	138,256	104,808	(78,410)	(81,117)

10.01 CONSOLIDATED STATEMENT OF CASH FLOW INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 -4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
4.01.02.11	Escrow deposits	0	0	0	0
4.01.03	Others	0	0	0	0
4.02	Net cash from investments activities	(109,647)	(523,323)	(43,071)	(80,064)
4.02.01	Purchase of property and equipment and intangible assets	(10,649)	(28,335)	(13,089)	(15,879)
4.02.02	Restricted cash in guarantee to loans	(98,998)	(494,988)	(29,982)	(64,185)
4.03	Net cash from financing activities	47,500	881,837	702,060	718,113
4.03.01	Capital increase	21,681	1,085,624	3,062	3,062
4.03.02	Loans and financing obtained	136,286	240,391	930,036	981,667
4.03.03	Repayment of loans and financing	(148,245)	(405,383)	(292,999)	(380,348)
4.03.04	Assignment of credits receivable, net	32,772	19,985	3,581	(14,354)
4.03.05	Dividends paid	0	0	0	0
4.03.06	Proceeds from subscription of redeemable equity interest in securitization fund	(4,314)	(13,982)	(10,935)	58,771
4.03.07	CCI – assignment of credits receivable	0	0	69,315	69,315
4.03.08	Dividends paid SCP	0	(13,147)	0	0
4.3.09	Public offering expenses and deferred taxes	(9,439)	(50,410)	0	0
4.03.10	Capital reserve	18,759	18,759	0	0
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	(418,428)	(112,657)	525,552	386,625
4.05.01	Cash at the beginning of the period	1,554,993	1,249,422	389,647	528,574
4.05.02	Cash at the end of the period	1,136,765	1,136,765	915,199	915,199

11.01 CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY FROM 04/01/2010 TO 06/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	2,691,218	293,626	0	379,920	64,819	0	3,429,583
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	2,691,218	293,626	0	379,920	64,819	0	3,429,583
5.04	Net Income/Loss for the period	0	0	0	0	97,268	0	97,268
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	21,681	0	0	0	0	0	21,681
5.08.01	Shertis shares’ subscription	20,283	0	0	0	0	0	20,283
5.08.02	Exercise of stock options	1,398	0	0	0	0	0	1,398
5.09	Increase in capital reserves	0	(3,119)	0	0	0	0	(3,119)
5.09.01	Public offering expenses	0	(6,230)	0	0	0	0	(6,230)
5.09.02	Stock options program	0	1,491	0	0	0	0	1,491
5.09.03	Shertis shares’ subscription	0	1,620	0	0	0	0	1,620
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,712,899	290,507	0	379,920	162,087	0	3,545,413

11.02 CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY FROM 01/01/2010 TO 06/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.04	Net Income/Loss for the period	0	0	0	0	162,087	0	162,087
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	1,085,624	0	0	0	0	0	1,085,624
5.08.01	Public offering	1,063,750	0	0	0	0	0	1,063,750
5.08.02	Exercise of stock options	1,591	0	0	0	0	0	1,591
5.08.03	Shertis shares’ subscription	20,283	0	0	0	0	0	20,283
5.09	Increase in capital reserves	0	(27,932)	0	0	0	0	(27,932)
5.09.01	Public offering expenses	0	(33,271)	0	0	0	0	(33,271)
5.09.02	Stock options program	0	3,719	0	0	0	0	3,719
5.09.03	Shertis shares’ subscription	0	1,620	0	0	0	0	1,620
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,712,899	290,507	0	379,920	162,087	0	3,545,413

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)		(Unaudited)
QUARTERLY INFORMATION - ITR		Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		BASE DATE - 06/30/2010

01610-1	GAFISA S/A	01.545.826/0001-07

06.01 NOTES TO THE QUARTERLY INFORMATION

Notes to quarterly information (parent company and consolidated) as of June 30, 2010

(Amounts in thousands of Brazilian Reais, unless otherwise stated)

(Convenience translation into English from the original previously issued in Portuguese)

1.    Operations

Gafisa S.A. and its subsidiaries (collectively, the “Company”) started its commercial operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate clients; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other Brazilian or foreign companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as a means of meeting its objectives. The controlled entities share the structure and corporate, managerial and operating costs with the Company.

On June 29, 2009, Gafisa S.A. and Construtora Tenda S.A. entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (Note 7). On December 30, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total shares outstanding issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 shares of Gafisa to one share of Tenda, as negotiated between Gafisa and the Independent Committee of Tenda, both parties having been advised by independent expert companies. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844 (Note 8).

On February 22, 2010, the split of our common shares was approved in the ratio of one existing share to two newly-issued shares, thus increasing the number of shares from 167,077,137 to 334,154,274.

In March 2010, the Company completed a public offering of common shares, resulting in a capital increase of R$ 1,063,750 with the issue of 85,100,000 shares, comprising 46,634,420 shares in Brazil and 38,465,680 ADRs.

In May 2010, the Company approved the merger of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., which main asset comprises 20% of the capital stock of Alphaville Urbanismo S.A. (AUSA). The Merger of Shares has the purpose of making viable the implementation of the Second Phase of the planned investment in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the Merger of Shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis, thus resulting in a capital increase amounting to R$ 20,283.

2.    Presentation of the Quarterly Information

The quarterly information was approved by the Board of Directors in their meeting held on July 29, 2010.

The quarterly information (ITR) was prepared and is being presented in accordance with the accounting practices adopted in Brazil, which take into consideration the provisions contained in the Brazilian Corporate Law – Law No. 6,404/76, amended by Laws Nos. 11,638/07 and 11,941/09, the rules set out by the Brazilian Securities Commission (CVM), the Pronouncement, Guidance and Interpretation issued by the Accounting Standard Committee (“CPC”), approved by Brazilian regulators, effective through December 31, 2009.

Over 2009 the Accounting Standard Committee (CPC) issued several pronouncements which implementation was required for 2010. On November 10, 2009, the CVM issued Resolution No. 603, amended by Resolution No. 626, which provides for the presentation of Quarterly Information (ITR) for 2010 and the early adoption of the accounting standards that shall be effective from 2010. These Resolutions permitted public companies to present their Quarterly Information during 2010, according to the accounting standards effective until December 31, 2009.

As mentioned above, the Company prepared its Quarterly Information in accordance with the accounting standards effective on December 31, 2009, therefore, at the time it prepares the financial statements for the year ending December 31, 2010, it will present again the Quarterly Information for 2010.

The Company is in the phase of analyzing the estimates for the potential effects produced by the changes introduced by the new accounting standards on its financial statements and decided not to include any change in the Quarterly Information at June 30, 2010 and March 31, 2010, in view of the complexity of and difficulty in measuring and quantifying the effects produced by the changes in the accounting practices applicable to its business. The Company is also discussing this matter with the other real estate companies to improve its understanding about its applicability in the segment and considering the Brazilian scenario. At present it is not possible to determine the effects of such changes on the shareholders’ equity and results for the quarter ended June 30, 2010.

The main effects expected from the adoption of these new accounting standards are as follows:

•         Revenue from sale and costs of real estate recognize in income statement when the title, risks and benefits are transferred to the real estate buyer (usually after the completion of the construction and upon the delivery of the apartment keys), and recognize the cost in income statement proportionally to the units sold taking into consideration the same criteria on recognition of revenue from sale of real estate.

•         Business combinations: sets out the accounting treatment for business combinations regarding the recognition and measurement of acquired assets and assumed liabilities, goodwill based on future economic benefits, and minimum information to be disclosed by the Company.

•         Construction contracts: sets out the accounting treatment for revenue and costs associated with construction contracts.

•         Investments in associates: sets out how to record investments in associates in the parent company and consolidated financial statements.

•         Interests in joint venture: sets out how to record interest in joint ventures and how to disclose assets, liabilities, income and expenses of these ventures in the financial statements of investors.

•         Definition of principles for recognition, measurement and disclosure of financial instruments and requirements for disclosing information on financial instruments.

•         Investment property:  sets out the accounting treatment for investment property and respective disclosing requirements.

•         Non-current assets held for sale and operations: sets out the accounting for non-current assets held for sale (on sale) and the presentation and disclosure of discontinued operations.

3.    Significant accounting practices adopted in the preparation of the quarterly information

a)         Accounting estimates

The preparation of the quarterly information in accordance with the accounting practices adopted in Brazil requires the Company’s management to make judgments to determine and record accounting estimates. Assets and liabilities affected by estimates and assumptions include the residual value of property and equipment, provision for impairment, allowance for doubtful accounts, deferred tax assets, provision for contingencies and measurement of financial instruments. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent in the process for determining them. The Company review estimates and assumptions at least annually.

b)      Recognition of results

(i)      Real estate development and sales

Revenues, as well as costs and expenses directly related to real estate development units sold and not yet finished, are recognized over the course of the construction period and the following procedures are adopted::

(a)   For completed units, the result is recognized when the sale is made, with the transfer of significant risks and rights, regardless of the receipt of the contractual amount, provided that the following conditions are met: (a) the result is determinable, that is, the collectibility of the sale price is reasonably assured or the amount that will not be collected can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The collectibility of the sales price is demonstrated by the client's commitment to pay, which in turn is supported by initial and continuing investment..

(b)   In the sales of uncompleted units, the following procedures and rules were observed:

▪ The incurred cost (including the costs related to land, and other expenditures directly related to increase inventories) corresponding to the units sold is fully appropriated to the result.

▪ The percentage of incurred cost (including costs related to land) is measured in relation to total estimated cost, and this percentage is applied on the revenues from units sold, determined in accordance with the terms established in the sales contracts, thus determining the amount of revenues and selling expenses to be recognized in direct proportion to cost.

▪ The amount of revenues recognized that exceeds the amount received from clients is recorded as current or non-current assets. Any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded as "Obligations for purchase of land and advances from clients".

▪ Interest and inflation-indexation charges on accounts receivable as from the time the client takes possession of the property, as well as the adjustment to present value of accounts receivable, are appropriated to the result from the development and sale of real estate using the accrual basis of accounting – pro rata basis.

▪ The financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are recorded in inventories of properties for sale, and appropriated to the incurred cost of completed units, following the same criteria for appropriation of real estate development cost of units under construction sold.

The taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized when the difference in revenues is recognized.

The other advertising and publicity expenses are appropriated to results as they are incurred – represented by media insertion – using the accrual basis of accounting.

(ii)     Construction services

Revenues from services consist primarily of amounts received regarding with construction management activities for third parties, technical management and management of real estate; revenues are recognized as services are rendered.

(iii)    Barter transactions

Barter transactions of land in exchange for units, the value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered. The fair value is recorded in inventories of Properties for sale against liabilities for Advances from clients, at the time the barter agreement is signed, provided that the real estate development recording is obtained. Revenues and costs incurred from barter transactions are appropriated to income over the course of construction period of the projects, as described in item (b).

c)      Financial instruments

Financial instruments are recognized only from the date the Company becomes a party to the contract provisions of financial instruments, which include financial investments, accounts receivable and other receivables,  cash and cash equivalents, loans and financing, as well as accounts payable and other debts. Financial instruments that are not recognized at fair value through income are added by any directly attributable transactions costs.

After the initial recognition, financial instruments are measured as described below:

  (i)    Financial instruments at fair value through income

A financial instrument is classified into fair value through income if held for trading, that is, designated as such when initially recognized. Financial instruments are designated at fair value through income if the Company manages these investments and makes decisions on purchase and sale based on their fair value according to the strategy of investment and risk management documented by the Company. After initial recognition, attributable transaction costs are recognized in income when incurred. Financial instruments at fair value through income are measured at fair value, and their fluctuations are recognized in income.

   (ii)  Loans and receivables

Loans and receivables are measured at cost amortized using the method of effective interest rate, reduced by possible impairment.

d)      Cash and cash equivalents

Consist primarily of bank certificates of deposit and investment funds, denominated in reais, having a ready market and original maturity of 90 days or less or in regard to which there are no penalties or other restrictions for early redemption. Most of financial investments are classified into the category “financial assets at fair value through income”.

Investment funds in which the Company is the sole owner are fully consolidated.

e)      Receivables from clients

These are stated at cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful accounts arising from the provision of services, when applicable, is set up by the Company’s management when there is no expectation of realization. In relation to receivables from development, the allowance for doubtful accounts is set up at an amount considered sufficient by Management to cover estimated losses on realization of credits that do not have general guarantee.

The installments due are indexed based on the National Civil Construction Index (INCC) during the construction phase, and based on the General Market Prices Index (IGP-M) and interest, after delivery of the units. For accounts receivable due of sale of units, the understanding of Management is that there is no need of setting up an allowance because it has general guarantee and the prices of units are above their book value, except for those related to the subsidiary Tenda.

f)       Certificates of real estate receivables (CRI)

The Company assigns receivables for the securitization and issuance of mortgage-backed securities ("CRI"). When this assignment does not involve right of recourse, it is recorded as a reduction of accounts receivable. When the transaction involves recourse against the Company, the accounts receivable sold is maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet in non-current receivables at fair value.

g)      Investment Fund of Receivables ("FIDC”) and Real estate credit certificate (“CCI”)

The Company consolidates Investment Funds of Receivables (FIDC) in which it holds subordinated quotas, subscribed and paid in by the Company in receivables.

Pursuant to CVM Instruction No. 408, the consolidation by the Company of FDIC arises from the evaluation of the underlying and economic reality of these investments, considering, among others: (a) whether the Company still have control over the assigned receivables, (b) whether it still retains any right in relation to assigned receivables, (c) whether it still bears the risks and responsibilities for the assigned receivables, and (d) whether the Company fundamentally or usually pledges guarantees to FIDC investors in relation to the expected receipts and interests, even informally.

When consolidating the FIDC in its quarterly information, the Company discloses the receivables in the group of accounts of receivables from clients and the FIDC net worth is reflected in other accounts payable, the balance of subordinated quotas held by the Company being eliminated in this consolidation process.

The financial costs of these transactions are appropriated on pro rata basis in the adequate heading of financial expenses.

The Company carries out the assignment and/or securitization of receivables related to credits of statutory lien on completed real estate ventures. This securitization is carried out upon the issuance of the real estate credit certificate (CCI), which is assigned to financial institutions that grant credit. The funds from assignment are classified in the heading other accounts payable, until certificates are settled by clients.

h)      Properties for sale

Land is stated at cost of acquisition.  Land is recorded only after the deed of property is registered. The Company also acquires land through barter transactions where, in exchange for the land acquired, it undertakes to deliver (a) real estate units under development or (b) part of the sales revenues originating from the sale of the real estate units. Land acquired through barter transaction is stated at fair value.

Properties are stated at construction cost, which does not exceed the net realizable value. In the case of real estate developments in progress, the portion in inventories corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction (materials, own or outsourced labor, and other related items), expenses for regularizing lands and ventures, and financial charges appropriated to the development as incurred during the construction phase.

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the period when the book value is considered no longer to be recoverable.

Properties for sale are reviewed to evaluate the recovery of the book value of each real estate development when events or changes in macroeconomic scenarios indicate that the book value may not be recoverable.  If the book value of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

The Company capitalizes interest on developments during the construction phase, arising from the National Housing System – SFH and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount), which are recognized in income in the proportion to units sold, the same criterion for other costs.

i)       Deferred selling expenses

Brokerage expenditures are recorded in results following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

j)       Warranty provision

The Company and its subsidiaries record a provision to cover expenditures for repairing construction defects covered during the warranty period, except for the subsidiaries that operate with outsourced companies, which are the own guarantors of the constructions services provided.  The warranty period is five years from the delivery of the unit.

k)      Prepaid expenses

These are taken to income in the period to which they relate.

l)       Property and equipment

Recorded at cost. Depreciation is calculated based on the straight-line method considering the estimated useful life of the assets, as follows:

(i)      Vehicles – 5 years;

(ii)    Office equipment and other installations – 10 years;

(iii)   Sales stands, facilities, model apartments and related furnishings - 1 year.

Expenditures incurred for the construction of sales stands, facilities, model apartments and related furnishings are capitalized as Property and equipment. Depreciation of these assets commences upon launch of the development and is recorded over the average term of one year and subject to periodical analysis of asset impairment.

m)     Intangible assets

Intangible assets relate to the acquisition and development of computer systems and software licenses, recorded at acquisition cost, and are amortized over a period of up to five years.

n)      Goodwill and negative goodwill on the acquisition of investments

The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the book value of net tangible assets of the acquired subsidiary and negative goodwill when the acquisition cost is lower.

Up to December 31, 2008, the goodwill is amortized in accordance with the underlying economic basis which considers factors such as the land bank, the ability to generate results from developments launched and/or to be launched and other inherent factors. From January 1, 2009 goodwill is no longer amortized in results for the period.

The Company annually evaluates at the balance sheet date whether there are any indications of permanent loss and potential adjustments to measure the residual portion not amortized of recorded goodwill, and records an impairment provision, if required, to adjust the carrying value of goodwill to recoverable amounts or to realizable values. If the book value exceeds the recoverable amount, the amount thereof is reduced.

Goodwill that cannot be justified economically is immediately charged to results for the year.

Negative goodwill that is justified economically is appropriated to results at the extent the assets which originated it are realized. Negative goodwill that is not justified economically is recognized in results only upon disposal of the investment.

o)      Investments in subsidiaries and joint-controlled investees

If the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary and is consolidated. In situations where shareholder agreements grant the other party veto rights affecting the Company's business decisions with regards to its subsidiary, such affiliates are considered to be jointly-controlled companies and are recorded on the equity method.

Cumulative movements after acquisitions are adjusted in cost of investment. Unrealized gains or transactions between Gafisa S.A. and its affiliates and subsidiary companies are eliminated in proportion to the Gafisa S.A.'s interest; unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the asset transferred.

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion of the net capital deficiency since it assumes obligations to make payments on behalf of these companies or for advances for future capital increase.

The accounting practices of acquired subsidiaries are aligned with those of the parent company, in order to ensure consistency with the practices adopted by the Company.

p)      Obligations for purchase of land and advances from clients due to barter transactions

These are contractual obligations established for purchases of land in inventory (Property for sale) which are stated at amortized cost plus interest and charges proportional to the period (pro rata basis), when applicable, net of adjustment to present value.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value, as advances from clients.

q)      Taxes on income

Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the taxable profit regime, for which the composite statutory rate is 34%. Deferred taxes are provided on all temporary tax differences.

As permitted by tax legislation, certain subsidiaries and jointly-controlled companies, the annual revenue of which were lower than a specified amount, opted for the presumed profit regime. For these companies, the income tax basis is calculated at the rate of 8% on gross revenues plus financial income and for the social contribution basis at 12% on gross revenues plus financial income, upon which the income tax and social contribution rates, 25% and 9%, respectively, are applied. The deferred tax assets are recognized to the extent that future taxable income is expected to be available to be used to offset temporary differences based on the budgeted future results prepared based on internal assumptions. New circumstances and economic scenarios may change the estimates, as approved by the Board.

Deferred tax assets arising from net operating losses have no expiration dates, though offset is restricted to 30% of annual taxable income. Taxable entities on the presumed profit regime cannot offset prior year losses against tax payable.

In the event realization of deferred tax assets is not considered to be probable, no amount is recorded (Note 16).

r)      Other current and non-current liabilities

These liabilities are stated on the accrual basis at their known or estimated amounts, plus, when applicable, the corresponding charges and monetary variations through the balance sheet date, which contra-entry is included in income for the year. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

The liability for future compensation of employee vacations earned is fully accrued.

Gafisa S.A. and its subsidiaries do not offer private pension plans or retirement plan or other post-employment benefits to employees.

s)      Stock option plan

As approved by its Board of Directors, the Company offers to its selected executives share-based compensation plans ("Stock Options”).

The fair value of services received from the plan participants, in exchange for options, is determined in relation to the fair value of shares, on the grant date of each plan, and recognized as expense as contra-entry to shareholders’ equity at the extent service is rendered.

t)       Profit sharing program for employees and officers

The Company provides for the distribution of profit sharing benefits and bonuses to employees recognized in results in General and administrative expenses.

Additionally, the Company’s bylaws establish the distribution of profit sharing to executive officers (in an amount that does not exceed the lower of their annual compensation or 10% of the Company's net income).

The bonus systems operate on a three-tier performance-based structure in which the corporate efficiency targets as approved by the Board of Directors must first be achieved, followed by targets for the business units and finally individual performance targets.

u)      Present value adjustment

The assets and liabilities arising from long or short-term transactions, if they had a significant effect, were adjusted to present value.

In installment sales of unfinished units, real estate development entities have receivables formed prior to delivery of the units which does not accrue interest, were discounted to present value. The reversal of the adjustment to present value, considering that an important part of the Company’s activities is to finance its customers, was made as a contra-entry to the real estate development revenue group itself, consistent with the interest accrued on the portion of accounts receivable related to the “after the keys” period

The financial charges of funds used in the construction and finance of real estate ventures shall be capitalized. As interest from funds used to finance the acquisition of land for development and construction is capitalized, the accretion of the present value adjustment arising from the obligation is recorded in Real estate development operating costs or against inventories of Properties for sale, as the case may be, until the construction phase of the venture is completed.

Accordingly, certain asset and liability items are adjusted to present value based on discount rates that reflect management's best estimate of the value of money over time and the specific risks of the asset and the liability.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect of IGP-M (Note 5).

v)      Impairment

Management reviews annually the carrying value of assets with the objective of evaluating events or changes in economic and operational circumstances that may indicate impairment or reduction in their recoverable amounts. When such evidences are found, the carrying amount is higher than the recoverable one, so a provision for impairment is set up, adjusting the carrying to the recoverable amount. The goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, whether there is or not indications of reduction in value.

w)     Debenture and share issuance expenses

Transaction costs and premiums on issuance of securities, as well as share issuance expenses are accounted for as a direct reduction of capital raised.  In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the security and the balance is presented net of issuance expenses.

x)      Contingent assets and liabilities and legal obligations

The accounting practices to record and disclose contingent assets and liabilities and legal obligations are as follows: (i) Contingent assets are recognized only when there are general guarantees or final and unappealable favorable court decisions. Contingent assets which depend on probable successful lawsuits are only disclosed in a Note to the quarterly information; and (ii) Contingent liabilities are accrued when losses are considered probable and the involved amounts are reasonably measurable. Contingent liabilities which losses are considered possible are only disclosed in a Note to financial statements, and those which losses are considered remote are not accrued nor disclosed.

y)      Statements of cash flows

Statements of cash flows are prepared and presented as per CVM Resolution No. 547, of August 13, 2008, which approved the CPC 03 – Statement of Cash Flows.

z)      Earnings per share

Earnings per share are calculated based on the number of shares outstanding at the balance sheet dates.

aa)    Consolidated quarterly information

The consolidated quarterly information of the Company, which include the quarterly information indicated in Note 8, were prepared in accordance with the applicable consolidation practices and legal provisions. Accordingly, intercompany balances, accounts, income and expenses, and unrealized earnings were eliminated. The jointly-controlled investees are consolidated in proportion to the interest held by the parent company.

4.    Cash and cash equivalents and financial investments

	Parent company		Consolidated
	06/30/2010	03/31/2010	06/30/2010	03/31/2010
Cash and cash equivalents	58,552	24,539	144,568	193,615
Cash and banks
Cash equivalents
Investment funds	500,833	1,023,246	670,458	1,107,646
Securities purchased under agreement to resell	117,159	31,080	208,440	87,316
Bank Certificates of Deposits CDBs	66,696	22,222	88,731	93,480
Other	13,295	72,916	24,568	72,936

Total cash and cash equivalents	756,535	1,174,003	1,136,765	1,554,993

Restricted cash in guarantee of loans	390,824	395,483	507,858	425,563

Total financial investments	1,088,807	1,544,947	1,500,055	1,786,941

Restricted credits (a)	-	-	161,761	145,057

Total cash and cash equivalents and financial investments	1,147,359	1,569,486	1,806,384	2,125,613

(a)   Transfer from clients which the Company expects to receive in up to 90 days.

At June 30, 2010, Bank Deposit Certificates – CDBs include earned interest from 98.75% to 105% (March 31, 2010 - 98% to 102.5%) of Interbank Deposit Certificate – CDI. Securities purchased under agreement to resell include earned interest from 98% to 104% (March 31, 2010 – 98.25% to 101.75%) of CDI. Both investments are made in first class financial institutions.

At June 30, the amount related to investment funds is recorded at fair value through income. At June 30, 2010, the investment fund portfolio is composed of securities purchased under agreement to resell, Bank Certificates of Deposit and government securities. Pursuant to CVM Instruction No. 408/04, financial investment in Investment Funds in which the Company has exclusive interest is consolidated.

Fundo de Investimento Arena is a multimarket fund under management and administration of Santander Asset Management and custody of Itau Unibanco. The objective of this fund is to appreciate the value of its quotas by investing the funds of its investment portfolio, which may be composed of financial and/or other operating assets available in the financial and capital markets that yield fixed return. Assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and Bank Receipts of Deposits (RDBs), investment fund quotas of classes accepted by CVM and securities purchased under agreement to resell, according to the rules of the National Monetary Council (CMN). There is no grace period for redemption of quotas, which can be redeemed with a return at any time. The fund s tax treatment is that applicable to long-term investment funds.

Fundo de Investimento Colina is a fixed-income private credit fund under management and administration of Santander Asset Management and custody of Itau Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of quotas, which can be redeemed with a return at any time. The fund’s tax treatment is that applicable to long-term investment funds.

Fundo de Investimento Vistta is a fixed-income private credit fund under management and administration of Votorantim Asset Management and custody of Itau Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of quotas, which can be redeemed with a return at any time. The fund’s tax treatment is that applicable to long-term investment funds.

The balance sheet of investment funds is as follows:

Assets	Vistta	Colina	Arena
Current	255,329	304,791	573,526

Total assets	255,329	304,791	573,526

Liabilities
Current	35	45	407

Shareholders equity
Capital stock	243,836	291,284	544,030
Retained earnings	1,419	898	1,058
Income for the period	10,039	12,564	28,031
Total shareholders equity	255,294	304,746	573,119

Total liabilities and shareholders equity	255,329	304,791	573,526

5.    Receivables from clients

	Parent company		Consolidated
	06/30/2010	03/31/2010	06/30/2010	03/31/2010
Real estate development and sales	1,714,067	1,632,776	4,557,660	4,105,463
(-) Adjustment to present value	(25,505)	(31,599)	(90,915)	(79,587)
Services and construction	75,162	79,401	77,073	81,312
Other receivables	35,431	33,577	2,287	8,944

	1,799,155	1,714,155	4,546,105	4,116,132

Current	1,245,035	1,059,185	2,470,944	2,193,650
Non-current	554,120	654,970	2,075,161	1,922,482

(i)     The balance of accounts receivable from units sold and not yet delivered is limited to the portion of revenues accounted for net of the amounts already received.

The balances of advances from clients (development and services), which exceed the revenues recorded in the period, amount to R$ 233,962 in consolidated balance at June 30, 2010 (March 31, 2010 - R$ 222,866), and are classified in Obligations for purchase of land and advances from clients.

Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income as Revenue from real estate development; the interest recognized for the periods ended June 30, 2010 and June 30, 2009 amounted to R$ 15,101 and R$ 27,990, respectively.

An allowance for doubtful accounts is not considered necessary, except for Tenda, since the history of losses on accounts receivable is insignificant. The Company's evaluation of the risk of loss takes into account that these credits refer mostly to developments under construction, where the transfer of the property deed only takes place after the settlement and/or negotiation of the client receivables.

The allowance for doubtful accounts for Tenda totaled R$ 17,985 (consolidated) at June 30, 2010 (March 31, 2010 – R$ 17,995), and is considered sufficient by the Company's management to cover the estimated of future losses on the realization of accounts receivable of this subsidiary.

The total reversal value of the adjustment to present value recognized in the real estate development revenue for the period ended June 30, 2010 amounted to R$ 7,686 (parent company) and R$ (3,990) (consolidated), respectively.

Receivables from real estate units not yet finished were measured at present value considering the discount rate determined according to the criterion described in Note 3(u). The net rate applied by the Company and its subsidiaries varied from 5.16% to 7.11% for the quarter ended June 30, 2010.

(ii)   On March 31, 2009, the Company carried out a FIDC transaction, which consists of an assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. This portfolio was assigned and transferred to “Gafisa FIDC” which issued Senior and Subordinated quotas. This first issuance of senior quotas was made through an offering restricted to qualified investors. Subordinated quotas were subscribed exclusively by Gafisa. Gafisa FDIC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts.

Gafisa was hired by Gafisa FDIC and will be remunerated for performing, among other duties, the conciliation of the receipt of receivables owned by the fund and the collection of past due receivables. The transaction structure provides for the substitution of the Company as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

The Company assigned its receivables portfolio amounting to R$ 119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$ 88,664. The following two quota types were issued: Senior and Subordinated. The subordinated quotas were exclusively subscribed by Gafisa S.A., representing approximately 21% of the amount issued, totaling R$ 18,958 (present value). At June 30, 2010 it totaled R$ 16,476 (Note 8). Senior and Subordinated quota receivables are indexed by IGP-M and incur interest at 12% per year.

       The Company consolidated Gafisa FIDC in its quarterly information, accordingly, it discloses at June 30, 2010 receivables amounting to R$ 43,802 in the group of accounts of receivables from clients, and R$ 27,326 is reflected in other accounts payable, the balance of subordinated quotas held by the Company being eliminated in this consolidation process.

.

(iii)  On June 26, 2009, the Company carried out a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$ 89,102 in exchange for cash, at the transfer date, discounted to present value, of R$ 69,315, classified into the heading "Other Accounts Payable - Credit Assignments".

8 book CCIs were issued, amounting to R$ 69,315 at the date of issue.  These 8 CCIs are backed by Receivables which installments fall due on and up to June 26, 2014 (“CCI-Investor”).

CCI-Investor, pursuant to Article 125 of the Brazilian Civil Code, carry general guarantees represented by statutory lien on real estate units, as soon as the following occurs: (i) the suspensive condition included in the registration takes place, in the record of the respective real estate units; (ii) the assignment of receivables from the assignors to SPEs, as provided for in Article 167, item II, (21) of Law No. 6,015, of December 31, 1973; and (iii) the issue of CCI Investor by SPEs, as provided for in Article 18, paragraph 5 of Law No. 10,931/04.

Gafisa was hired and will be remunerated for performing, among other duties, the conciliation of the receipt of receivables, guarantee the CCIs, and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

6.    Properties for sale

Land, net of adjustment to present value	Parent company		Consolidated
	06/30/2010	03/31/2010	06/30/2010	03/31/2010
	307,853	360,043	701,790	745,119
Property under construction	354,808	302,684	947,023	842,023
Completed units	102,997	80,988	205,739	169,373

	765,658	743,715	1,854,552	1,756,515

Current portion	607,847	594,153	1,446,760	1,327,966
Non-current portion	157,811	149,562	407,792	428,549

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. At June 30, 2010 the balance of land acquired through barter transactions amounted to R$ 46,783 (parent company) and R$ 103,830 (consolidated).

As mentioned in Note 10, the balance of financial charges at June 30, 2010 amounts to R$ 71,208 (parent company) and R$ 101,896 (consolidated).

The adjustment to present value in the property for sale balance refers to the portion of the contra-entry to the adjustment to present value of Obligations for purchase of land without effect on results (Note 14).

7.    Other accounts receivable

Current accounts related to real estate ventures (*) (Note 18)	Parent company		Consolidated
	06/30/2010	03/31/2010	06/30/2010	03/31/2010
	401,280	54,255	122,889	14,874
Advances to suppliers	4,951	4,065	51,048	58,932
Credit assignment receivable	4,093	4,093	4,087	4,087
Credit financing to be released	2,804	3,292	3,678	4,166
Deferred PIS and COFINS	372	227	2,707	2,475
Recoverable taxes	26,508	19,851	51,226	43,882
Advances for future capital increase	156,437	135,570	-	-
Loan	24,400	21,493	-	-
Other	37,767	22,686	37,140	20,103

	658,612	265,532	272,775	148,519

Current	613,186	237,464	141,740	95,436
Non-current	45,426	28,068	131,035	53,083

(*) The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective participation percentage, which are not subject to indexation or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

As mentioned in Note 1, on June 29, 2009, Gafisa S.A. and Construtora Tenda S.A. entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (recognized in the heading “Current accounts related to real estate venture”), payable in 36 monthly installments from March 2010 to March 2013. The value of each installment will be added by interests at 0.6821% per month, and monetary adjustment equivalent to the positive variation of IGPM.

8.    Investments in subsidiaries

In January 2007, upon the acquisition of 60% of AUSA, arising from the merger of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 170,941 recorded based on expected future profitability, which was partially amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of AUSA on accrual basis of accounting.

As mentioned in Note 1, in May 2010 the Company approved the merger of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., which main asset comprises 20% of the capital stock of AUSA. The Merger of Shares has the purpose of making viable the implementation of the Second Phase of the planned investment in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the Merger of Shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis for the issue price of R$ 20,283 at carrying value.

The Company has a commitment to purchase the remaining 20% of AUSA's capital stock based on the fair value of AUSA, evaluated at the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The contract for acquisition provides that the Company undertakes to purchase the remaining 20% of AUSA in 2012 in cash or shares, at the sole discretion of the Company.

On October 26, 2007, the Company acquired 70% of Cipesa, and Gafisa and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa made a contribution in Nova Cipesa of R$ 50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting to R$ 15,000, paid on October 26, 2008. Cipesa is entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000. Accordingly, the Company’s purchase consideration totaled R$ 90,000 and goodwill amounting to R$ 40,686 was recorded, based on expected future profitability.

In November 2007, the Company acquired for R$ 40,000 the remaining interest in certain ventures with Redevco do Brasil Ltda.. As a result of this transaction, the Company recognized negative goodwill of R$ 31,235, based on expected future profitability, which was amortized exponentially and progressively up to June 30, 2010, based on the estimated profit before taxes on net income of these SPEs. In the period ended June 30, 2010, the Company amortized negative goodwill amounting to R$ 1,363 arising from the acquisition of these SPEs (June 30, 2009 – R$ 3,901).

On October 21, 2008, as part of the acquisition of its interest in Tenda, the Company contributed the net assets of Fit Residencial amounting to R$ 411,241, acquiring 60% of the shareholders' equity of Tenda, which at that date presented shareholders' equity book value of R$ 1,036,072, with an investment of R$ 621,643. The sale of the 40% quotas of Fit Residencial to Tenda shareholders in exchange for the Tenda shares generated negative goodwill of R$ 210,402, which is based on expected future results, reflecting the gain on the sale of the interest in Fit Residencial (gain on the exchange of shares). This negative goodwill was amortized over the average construction period (through delivery of the units) of the real estate ventures of Fit Residencial at October 21, 2008, and by the negative effects on realization of certain assets arising from the acquisition of Tenda. In 2009, the total gain on partial sale of Fit Residencial was amortized in the amount of R$ 169,394, of which R$ 105,200 in the period ended June 30, 2009.

On December 30, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total shares outstanding issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 shares of Gafisa to one share of Tenda. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844.

(a)     Ownership interests

(i)      Information on investees

Investees	Interest - %		Shareholders equity		Net income (loss) for the period
	6/30/2010	3/31/2010	6/30/2010	3/31/2010	6/30/2010	6/30/2009
Tenda	100	100	1,168,002	1,154,187	35,197	34,446
SPE Cotia	-	-	-	-	-	272
AUSA	60	60	133,620	110,720	33,640	2,683
Cipesa Holding	100	100	45,307	44,021	2,561	(615)
Península SPE1 S.A.	50	50	(3,102)	(3,483)	1,018	(3,342)
Península SPE2 S.A.	50	50	729	656	129	(15)
Res. das Palmeiras SPE Ltda.	100	100	2,395	2,363	59	(79)
Gafisa SPE 27 Ltda.	100	100	14,086	13,941	(132)	(943)
Gafisa SPE 28 Ltda.	100	100	880	683	1,712	(1,863)
Gafisa SPE 30 Ltda.	100	100	19,116	18,041	884	(474)
Gafisa SPE 31 Ltda.	100	100	26,977	26,931	63	(628)
Gafisa SPE 35 Ltda.	100	100	5,758	5,614	341	(109)
Gafisa SPE 36 Ltda.	100	100	7,100	5,869	706	(1,157)
Gafisa SPE 37 Ltda.	100	100	4,321	4,091	197	(655)
Gafisa SPE 38 Ltda.	100	100	9,228	8,507	471	48
Gafisa SPE 39 Ltda.	100	100	9,212	9,024	284	797
Gafisa SPE 41 Ltda.	100	100	32,729	31,938	308	(5,758)
Villagio Trust	50	50	4,218	4,277	(61)	(692)
Gafisa SPE 40 Ltda.	50	50	6,933	6,869	(43)	(135)
Gafisa SPE 42 Ltda.	100	100	9,975	9,946	(2,459)	5,144
Gafisa SPE 44 Ltda.	40	40	3,581	3,584	(5)	(100)
Gafisa SPE 45 Ltda.	100	100	2,106	2,024	294	(1,207)
Gafisa SPE 46 Ltda.	60	60	2,149	2,295	(2,074)	(180)
Gafisa SPE 47 Ltda.	80	80	16,278	16,475	(293)	(107)
Gafisa SPE 48 Ltda.	-	-	-	-	-	1,674

Investees	Interest - %		Shareholders equity		Net income (loss) for the period
	6/30/2010	3/31/2010	6/30/2010	3/31/2010	6/30/2010	6/30/2009
Gafisa SPE 49 Ltda.	100	100	297	202	(7)	(3)
Gafisa SPE 53 Ltda.	80	80	6,303	6,017	379	779
Gafisa SPE 55 Ltda.	-	-	-	-	-	2,776
Gafisa SPE 65 Ltda.	80	80	5,274	4,276	1,549	140
Gafisa SPE 68 Ltda.	100	100	(1)	(555)	-	-
Gafisa SPE 72 Ltda.	80	80	1,275	121	117	(1)
Gafisa SPE 73 Ltda.	80	80	2,659	3,430	(892)	(48)
Gafisa SPE 74 Ltda.	100	100	(335)	(340)	4	(11)
Gafisa SPE 59 Ltda.	100	100	(6)	(5)	(1)	(2)
Gafisa SPE 76 Ltda.	50	50	83	83	(1)	-
Gafisa SPE 79 Ltda.	100	100	(16)	(16)	(13)	(2)
Gafisa SPE 75 Ltda.	100	100	(77)	(75)	(3)	(17)
Gafisa SPE 80 Ltda.	100	100	(7)	(6)	(4)	(2)
Gafisa SPE 85 Ltda.	80	80	16,418	10,160	9,236	1,451
Gafisa SPE 86 Ltda.	-	-	-	-	-	(476)
Gafisa SPE 81 Ltda.	100	100	(829)	(82)	(830)	-
Gafisa SPE 82 Ltda.	100	100	1	1	-	-
Gafisa SPE 83 Ltda.	100	100	(11)	(7)	(7)	-
Gafisa SPE 87 Ltda.	100	100	(276)	(241)	(337)	-
Gafisa SPE 88 Ltda.	100	100	16,869	6,852	631	-
Gafisa SPE 89 Ltda.	100	100	43,324	39,442	6,429	(1,072)
Gafisa SPE 90 Ltda.	100	100	2,069	(116)	2,162	-
Gafisa SPE 84 Ltda.	100	100	14,007	13,443	554	-
Dv Bv SPE S.A.	50	50	3,894	3,878	3,462	897
DV SPE S.A.	50	50	1,901	1,870	34	799
Gafisa SPE 22 Ltda.	100	100	6,287	6,159	285	526
Gafisa SPE 29 Ltda.	70	70	610	576	56	(142)
Gafisa SPE 32 Ltda.	80	80	7,990	7,000	2,156	131
Gafisa SPE 69 Ltda.	100	100	1,899	1,860	(189)	(224)
Gafisa SPE 70 Ltda.	55	55	12,933	12,685	(11)	(62)
Gafisa SPE 71 Ltda.	80	80	7,092	5,132	2,983	943
Gafisa SPE 50 Ltda.	80	80	13,854	13,664	1,756	2,750
Gafisa SPE 51 Ltda.	-	-	-	-	-	8,096
Gafisa SPE 61 Ltda.	100	100	(19)	(19)	(1)	(2)
Tiner Empr. e Part. Ltda.	45	45	8,495	9,519	223	(2,371)
O Bosque Empr. Imob. Ltda.	60	60	8,791	8,825	(70)	(679)
Alta Vistta	50	50	94	(1,630)	3,373	953
Dep. José Lages	50	50	1,423	1,003	879	692
Sitio Jatiuca	50	50	12,653	12,418	492	3,997
Spazio Natura	50	50	1,386	1,390	(7)	(1)
Parque Aguas	50	50	12,821	8,464	3,203	568
Parque Arvores	50	50	18,081	14,282	3,196	314
Dubai Residencial	50	50	12,439	10,567	2,160	101
Cara de Cão	-	-	-	-	-	2,319
Costa Maggiore	50	50	8,703	8,180	2,058	1,065
Gafisa SPE 91 Ltda.	100	100	1	1	-	-
Gafisa SPE 92 Ltda.	80	80	41	(239)	594	(84)
Gafisa SPE 93 Ltda.	100	100	526	408	313	-
Gafisa SPE 94 Ltda.	100	100	4	4	-	-
Gafisa SPE 95 Ltda.	100	100	(15)	(15)	-	-
Gafisa SPE 96 Ltda.	100	100	(58)	(58)	-	-
Gafisa SPE 97 Ltda.	100	100	6	6	-	-
Gafisa SPE 98 Ltda.	100	100	(37)	(37)	-	-
Gafisa SPE 99 Ltda.	100	100	(24)	(24)	-	-
Gafisa SPE 100 Ltda.	70	70	1,800	1,801	-	-
Gafisa SPE 101 Ltda.	100	100	(4)	1	(5)	-
Gafisa SPE 102 Ltda.	80	100	1	1	-	-
Gafisa SPE 103 Ltda.	100	100	(40)	(40)	-	-
Gafisa SPE 104 Ltda.	100	100	1	1	-	-
Gafisa SPE 105 Ltda.	100	100	1	1	-	-
Gafisa SPE 106 Ltda.	100	100	5,215	1	5,214	-
Gafisa SPE 107 Ltda.	100	100	6,736	1	6,735	-

Investees	Interest - %		Shareholders equity		Net income (loss) for the period
	6/30/2010	3/31/2010	6/30/2010	3/31/2010	6/30/2010	6/30/2009
Gafisa SPE 108 Ltda.	-	100	-	1	-	-
Gafisa SPE 109 Ltda.	100	100	835	1	(964)	-
Gafisa SPE 110 Ltda.	100	100	1	1	-	-
Gafisa SPE 111 Ltda.	100	100	1	1	-	-
Gafisa SPE 112 Ltda.	100	100	1	1	-	-
Gafisa SPE 113 Ltda.	100	100	1	1	-	-
Gafisa SPE 114 Ltda.	100	-	1	-	-	-
Gafisa SPE 115 Ltda.	100	-	1	-	-	-
Gafisa SPE 116 Ltda.	100	-	1	-	-	-
Gafisa SPE 117 Ltda.	100	-	1	-	-	-
Gafisa SPE 118 Ltda.	100	-	1	-	-	-
City Park Brotas Emp. Imob. Ltda.	50	50	1,801	1,603	194	-
City Park Acupe Emp. Imob. Ltda.	50	50	1,955	1,707	342	-
Patamares 1 Emp. Imob. Ltda	50	50	6,026	6,289	648	-
City Park Exclusive Emp. Imob. Ltda.	50	50	300	371	(88)	-
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	227	(1,441)	1,551	-
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50	50	1,249	1,338	(1)	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	3,890	(1,369)	5,832	-
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50	50	2,627	2,813	(2)	-
Reserva Ecoville	50	50	16,690	14,746	1,843	-
OAS Graça Empreendimentos	50	50	(332)	(302)	(51)	-
Varandas Emp. Imob. Ltda	50	-	1,929	-	1,928	-
Shertis Emp. Part. S.A.	100	-	28,578	-	2,592	-
FIT 13 SPE Emp. Imob. Ltda	50	-	15,456	-	1,171	-
Gafisa FIDC.	100	100	16,476	16,806	-	-

(ii) Recorded balances

Investees	Interest - %		Investments		Equity in earnings (losses)
	6/30/2010	3/31/2010	6/30/2010	3/31/2010	6/30/2010	6/30/2009
Tenda	100	100	1,168,002	1,154,187	35,197	23,303
SPE Cotia	-	-	-	-	-	136
AUSA	60	60	80,172	66,432	20,184	1,920
Cipesa Holding	100	100	45,307	44,021	2,561	(615)

			1,293,481	1,264,640	57,942	24,744

Península SPE1 S.A.	50	50	(1,551)	(1,742)	509	(1,671)
Península SPE2 S.A.	50	50	364	328	64	(8)
Res. das Palmeiras SPE Ltda.	100	100	2,395	2,363	59	(79)
Gafisa SPE 27 Ltda.	100	100	14,086	13,941	(132)	(943)
Gafisa SPE 28 Ltda.	100	100	880	683	1,712	(1,863)
Gafisa SPE 30 Ltda.	100	100	19,116	18,041	884	(474)
Gafisa SPE 31 Ltda.	100	100	26,977	26,931	63	(628)
Gafisa SPE 35 Ltda.	100	100	5,758	5,614	341	(109)
Gafisa SPE 36 Ltda.	100	100	7,100	5,869	706	(1,157)
Gafisa SPE 37 Ltda.	100	100	4,321	4,091	197	(655)
Gafisa SPE 38 Ltda.	100	100	9,228	8,507	471	48
Gafisa SPE 39 Ltda.	100	100	9,212	9,024	284	797
Gafisa SPE 41 Ltda.	100	100	32,729	31,938	308	(5,758)
Villagio Trust	50	50	2,109	2,138	(31)	(346)
Gafisa SPE 40 Ltda.	50	50	3,467	3,434	(22)	(213)

Investees	Interest - %		Investments		Equity in earnings (losses)
	6/30/2010	3/31/2010	6/30/2010	3/31/2010	6/30/2010	6/30/2009
Gafisa SPE 42 Ltda.	100	100	9,975	9,946	(2,459)	2,574
Gafisa SPE 44 Ltda.	40	40	1,432	1,433	(2)	(40)
Gafisa SPE 45 Ltda.	100	100	2,106	2,024	294	(151)
Gafisa SPE 46 Ltda.	60	60	1,289	1,377	(1,245)	(251)
Gafisa SPE 47 Ltda.	80	80	13,022	13,180	(234)	(86)
Gafisa SPE 48 Ltda.	-	-	-	-	-	993
Gafisa SPE 49 Ltda.	100	100	297	202	(7)	(3)
Gafisa SPE 53 Ltda.	80	80	5,042	4,813	303	262
Gafisa SPE 55 Ltda.	-	-	-	-	-	2,776
Gafisa SPE 65 Ltda.	80	80	4,219	3,421	1,239	(185)
Gafisa SPE 68 Ltda.	100	100	(1)	(1)	-	-
Gafisa SPE 72 Ltda.	80	80	1,020	96	93	(540)
Gafisa SPE 73 Ltda.	80	80	2,127	2,744	(713)	(492)
Gafisa SPE 74 Ltda.	100	100	(335)	(340)	4	(11)
Gafisa SPE 59 Ltda.	100	100	(6)	(6)	-	(2)
Gafisa SPE 76 Ltda.	50	50	42	42	-	-
Gafisa SPE 79 Ltda.	100	100	(16)	(16)	(13)	(2)
Gafisa SPE 75 Ltda.	100	100	(77)	(75)	(3)	(17)
Gafisa SPE 80 Ltda.	100	100	(7)	(6)	(4)	(2)
Gafisa SPE 85 Ltda.	80	80	13,134	8,128	7,389	961
Gafisa SPE 86 Ltda.	-	-	-	-	-	(197)
Gafisa SPE 81 Ltda.	100	100	(829)	(82)	(830)	-
Gafisa SPE 82 Ltda.	100	100	1	1	-	-
Gafisa SPE 83 Ltda.	100	100	(11)	(7)	(7)	-
Gafisa SPE 87 Ltda.	100	100	(276)	(241)	(337)	-
Gafisa SPE 88 Ltda.	100	100	16,869	6,852	631	-
Gafisa SPE 89 Ltda.	100	100	43,324	39,442	6,429	(1,072)
Gafisa SPE 90 Ltda.	100	100	2,069	(116)	2,162	-
Gafisa SPE 84 Ltda.	100	100	14,007	13,443	554	-
Dv Bv SPE S.A.	50	50	1,947	1,939	1,731	449
DV SPE S.A.	50	50	951	935	17	399
Gafisa SPE 22 Ltda.	100	100	6,287	6,159	285	526
Gafisa SPE 29 Ltda.	70	70	427	403	39	(100)
Gafisa SPE 32 Ltda.	80	80	6,392	5,600	1,725	105
Gafisa SPE 69 Ltda.	100	100	1,899	1,860	(189)	(224)
Gafisa SPE 70 Ltda.	55	55	7,113	6,976	(6)	(34)
Gafisa SPE 71 Ltda.	80	80	5,675	4,106	2,386	522
Gafisa SPE 50 Ltda.	80	80	11,083	10,911	1,405	2,012
Gafisa SPE 51 Ltda.	-	-	-	-	-	7,411
Gafisa SPE 61 Ltda.	100	100	(19)	(19)	(1)	(2)
Tiner Empr. e Part. Ltda.	45	45	3,824	4,283	100	(1,678)
O Bosque Empr. Imob. Ltda.	60	60	5,275	5,295	(42)	339
Alta Vistta	50	50	47	(815)	1,687	477
Dep. José Lages	50	50	712	502	440	272
Sitio Jatiuca	50	50	6,327	6,209	247	1,998
Spazio Natura	50	50	693	695	(4)	-
Parque Aguas	50	50	6,410	4,232	1,602	285
Parque Arvores	50	50	9,039	7,141	1,545	161
Dubai Residencial	50	50	6,220	5,284	1,247	51
Cara de Cão	-	-	-	-	-	4,139
Costa Maggiore	50	50	4,352	4,090	1,081	(449)
Gafisa SPE 91 Ltda.	100	100	1	1	-	-
Gafisa SPE 92 Ltda.	80	80	33	(191)	475	(82)
Gafisa SPE 93 Ltda.	100	100	526	408	313	-
Gafisa SPE 94 Ltda.	100	100	4	4	-	-
Gafisa SPE 95 Ltda.	100	100	(15)	(15)	-	-
Gafisa SPE 96 Ltda.	100	100	(58)	(58)	-	-
Gafisa SPE 97 Ltda.	100	100	6	6	-	-
Gafisa SPE 98 Ltda.	100	100	(37)	(37)	-	-
Gafisa SPE 99 Ltda.	100	100	(24)	(24)	-	-
Gafisa SPE 100 Ltda.	70	70	1,260	1,260	-	-
Gafisa SPE 101 Ltda.	100	100	(4)	1	(5)	-
Gafisa SPE 102 Ltda.	80	100	1	1	-	-

Investees	Interest - %		Investments		Equity in earnings (losses)
	6/30/2010	3/31/2010	6/30/2010	3/31/2010	6/30/2010	6/30/2009
Gafisa SPE 103 Ltda.	100	100	(40)	(40)	-	-
Gafisa SPE 104 Ltda.	100	100	1	1	-	-
Gafisa SPE 105 Ltda	100	100	1	1	-	-
Gafisa SPE 106 Ltda.	100	100	5,215	1	5,214	-
Gafisa SPE 107 Ltda.	100	100	6,736	1	6,735	-
Gafisa SPE 108 Ltda.	-	100	-	1	-	-
Gafisa SPE 109 Ltda.	100	100	835	1	(964)	-
Gafisa SPE 110 Ltda.	100	100	1	1	--	-
Gafisa SPE 111 Ltda.	100	100	1	1	-	-
Gafisa SPE 112 Ltda.	100	100	1	1	-	-
Gafisa SPE 113 Ltda.	100	100	1	1	-	-
Gafisa SPE 114 Ltda.	100	-	1	-	-	-
Gafisa SPE 115 Ltda.	100	-	1	-	-	-
Gafisa SPE 116 Ltda.	100	-	1	-	-	-
Gafisa SPE 117 Ltda.	100	-	1	-	-	-
Gafisa SPE 118 Ltda.	100	-	1	-	-	-
City Park Brotas Emp. Imob. Ltda.	50	50	900	801	857	-
City Park Acupe Emp. Imob. Ltda.	50	50	977	854	647	-
Patamares 1 Emp. Imob. Ltda	50	50	3,013	3,145	382	-
City Park Exclusive Emp. Imob. Ltda.	50	50	150	185	47	-
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	113	(720)	776	-
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50	50	624	669	87	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	1,945	(685)	2,916	-
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50	50	1,314	1,406	91	-
Reserva Ecoville	50	50	8,345	7,373	1,503	-
OAS Graça Empreend.	50	50	(166)	(151)	232	-
Varandas Emp. Imob. Ltda	50	-	965	-	964	-
Shertis Emp. Part. S.A.	100	-	28,578	-	2,592	-
FIT 13 SPE Emp. Imob. Ltda	50	-	7,725	-	394	-
Gafisa FIDC.	100	100	16,476	16,806	-	-

			434,672	344,209	57,208	8,033

Provision for loss on investments			3,472	5,386	-	-

			1,731,625	1,614,235	115,150	32,777

Other investments (*)			344,706	348,840	-	-

Total investments			2,076,331	1,963,075	115,150	32,777

 (*)   As a result of the setting up in January 2008 of a special partnership (SCP), the Company started to hold quotas in such partnership that totaled R$ 344,706 at June 30, 2010 (March 31, 2010 – R$ 348,840) as described in Note 12.

(b)   Negative goodwill on acquisition of subsidiaries

			6/30/2010	3/31/2010
	Cost	Accumulated amortization	Net
Negative goodwill	(31,235)	23,190	(8,045)	(8,203)
Redevco

9.    Intangible assets

         Goodwill on acquisition of subsidiaries

				Consolidated
			06/30/2010	03/31/2010
	Cost	Accumulated amortization	Net	Net
Goodwill
AUSA	170,941	(18,085)	152,856	152,856
Cipesa	40,686	-	40,686	40,686
Other	5,240	(3,911)	1,329	1,992

	216,867	(21,997)	194,871	195,534

Other intangible assets			16,280	12,047
(a)

			211,151	207,581

(a)   Refers to expenditures on acquisition and implementation of information systems and software licenses, net of amortization.

10.  Loans and financing

		Parent company		Consolidated
Type of operation	Annual interest	06/30/2010	03/31/2010	06/30/2010	03/31/2010
Working capital:
CCB and other	% a 3.29% + CDI	532,696	518,406	678,377	699,945
		532,696	518,406	678,377	699,945
National Housing System - SFH (a)	+ 6.2 % to 11.4%	293,173	259,815	499,186	445,863

		825,869	778,221	1,177,563	1,145,808

Current portion		642,401	554,995	825,382	735,741
Non-current portion		183,468	223,226	352,181	410,067

Rates

▪ CDI – Interbank Deposit Certificate.

▪ TR – Referential Rate.

(a)   Funding for working capital – SFH and for developments correspond to credit lines from financial institutions.

At June 30, 2010, the Company has resources approved to be released for approximately 72 ventures amounting to R$ 559,786 (parent company) and R$ 1,359,094 (consolidated) that will be used in future periods, at the extent these developments progress physically and financially, according to the Company’s project schedule.

Consolidated non-current portion matures as follows:

	Parent company		Consolidated
	6/30/2010	3/31/2010	6/30/2010	3/31/2010
2011	147,833	195,962	229,637	290,101
2012	32,569	24,823	90,540	84,698
2013	3,066	2,441	32,004	35,268

	183,468	223,226	352,181	410,067

Loans and financing are guaranteed by sureties of the investors, mortgage of the units, assignment of rights, receivables from clients and the proceeds from the sale of our properties (amount of R$ 2,709,989 – not audited), which cover the following guarantees: (a) to creditors of the payment related to the purchase of land, (b) to clients who purchase the units related to the delivery of the real estate, and (c) to the creditor for the purchase of interest in real estate ventures.

Additionally, the consolidated balance of accounts pledged in guarantee totals R$ 405,488 at June 30, 2010 (R$ 425,563 at March 31, 2009) (Note 4).

Financial expenses of loans, finance and debentures are capitalized at cost of each venture, according to the use of funds, and appropriated to results based on the criterion adopted for recognizing revenue, or allocated to results if funds are not used, as shown below:

	Parent company		Consolidated
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Gross financial charges	52,388	53,207	87,740	76,388
Capitalized financial charges	(18,615)	(12,569)	(32,900)	(25,900)

Net financial charges	33,773	40,638	54,840	50,488

Financial charges included in Properties for sale:

Opening balance	69,712	75,153	94,100	91,524
Capitalized financial charges	18,615	12,569	32,900	25,900
Charges appropriated to income	(17,119)	(10,735)	(25,104)	(20,186)

Closing balance	71,208	76,987	101,896	97,238

11.  Debentures

In September 2006, the Company obtained approval for its Second Debenture Issuance Program, which allows it to place up to R$ 500,000 in non-convertible simple subordinated debentures secured by a general guarantee.

In June 2008, the Company obtained approval for its Third Debenture Issuance Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in five years.

In April 2009, the subsidiary Tenda obtained approval for its First Debenture Issuance Program, which allows it to place up to R$ 600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through the issuance will be exclusively used in the finance of real estate ventures focused only on the popular segment and that meet the eligibility criteria.

In August 2009, the Company obtained approval for its sixth issuance of non-convertible simple debentures in two series, secured by a general guarantee, maturing in two years and unit face value at the issuance date of R$ 10,000, totaling R$ 250,000.

In December 2009, the Company obtained approval for its seventh issuance of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$ 600,000, maturing in five years.

Under the Second and Third Programs of Gafisa, the Company issued 24,000 and 25,000 series debentures, respectively, corresponding to R$ 240,000 and R$ 250,000, with the below features.

Under the First Program of Tenda, this subsidiary issued only one debenture, a sole series amounting to R$ 600,000, as shown below.

				Parent company		Consolidated
Program/issuances	Principal	Annual remuneration	Final maturity	06/30/2010	03/31/2010	06/30/2010	03/31/2010
Second program / First
issuance	240,000	CDI + 3.25%	September 2011	149,049	144,482	149,049	144,482
Third program / First
issuance	250,000	107.20% CDI	May 2013	252,916	257,986	252,916	257,986
Sixth issuance	250,000	CDI + 1.5%	August 2011	260,704	253,749	260,704	253,749
Seventh issuance	600,000	TR + 8.25%	December 2014	597,465	607,982	597,465	607,982
First issuance (Tenda)	600,000	TR + 8%	April 2014	-	-	611,474	623,593

				1,260,134	1,264,199	1,871,608	1,887,792

Current portion				112,134	116,199	123,608	139,792
Non-current portion, principal				1,148,000	1,148,000	1,748,000	1,748,000

Consolidated non-current portions mature as follows:

	Parent company		Consolidated
	6/30/2010	3/31/2010	6/30/2010	3/31/2010
2011	298,000	298,000	298,000	298,000
2012	125,000	125,000	275,000	275,000
2013	425,000	425,000	725,000	725,000
2014	300,000	300,000	450,000	450,000
	1,148,000	1,148,000	1,748,000	1,748,000

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these. The first placement of the Second Program and the first placement of the Third Program have cross-restrictive covenants in which an event of default or early maturity of any debt above R$ 5 million and R$ 10 million, respectively, requires the Company to early amortize the first placement of the Second Program.

On July 21, 2009, the Company renegotiated with the debenture holders the restrictive debenture covenants of the Second Program, and obtained the approval for taking out the covenant that limited the Company’s net debt to R$ 1.0 billion and increasing the financial flexibility, changing the calculation of the ratio between net debt and shareholders’ equity. As a result of these changes, interest repaid by the Company increased from CDI + 2% to 3.25% per year.

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at June 30, 2010 and March 31, 2010 are as follows:

	6/30/2010	3/31/2010
Second program – first placement
Total debt, less debt of projects, less cash and cash equivalents cannot exceed 75% of shareholders’ equity plus noncontrolling interests	-13%	-22%
Total receivables from clients, plus inventory of finished units, required to be over 2.0 times total debt	2.6 times	2.4 times

Third program – first placement
Total debt, less SFH debt, less cash and cash equivalents cannot exceed 75% of shareholders’ equity	21%	13%
Total receivables from clients, plus inventory of finished units, required to be over 2.2 times total debt	6.5 times	8.1 times

Seventh placement
EBIT balance is under 1.3 times the net financial expense	-6 times	-4 times
Total accounts receivable plus inventory of finished units required to be 2.0 over times net debt and debt of projects	-17.1 times	-9.5 times
Total debt, less debt of projects, less cash and cash equivalents cannot exceed 75% of shareholders’ equity plus noncontrolling interests	-13%	-22%

At June 30, 2010, the Company is in compliance with the aforementioned clauses and other non-restrictive clauses.

Expenses for issuance of debentures and actual interest rates are as follows:

	Transaction	Actual interest	Transaction cost to
Issuance	cost	rate	be appropriated
Fourth issuance	3,409	13.81%	795
Fifth issuance	1,179	11.66%	933
		Series 1: 12,60%
Sixth issuance	819		444
		Series 2: 10,88%
Seventh issuance	7,040	11.00%	6,219

	12,447		8,391

12.  Other accounts payable

	Parent company		Consolidated
	06/30/2010	03/31/2010	06/30/2010	03/31/2010
Obligation to venture partners (a)	300,000	300,000	380,000	300,000
Credit assignments	100,724	103,082	104,470	114,950
Acquisition of investments	3,094	-	23,327	17,412
Other accounts payable	40,849	18,502	101,771	24,734
Rescission disbursement payable and provisions	-	-	28,163	28,534
Dividends - payable to investors	-	-	14,469	4,262
FIDC obligations	-	-	27,326	31,640
Warranty provision	21,702	19,875	31,165	27,655
Provision for loss on investments	3,471	5,386	-	-
Loan with third parties	-	-	28,089	27,812

	469,840	446,845	738,780	576,999

Current portion	167,684	145,347	217,569	205,465
Non-current portion	302,156	301,498	521,211	371,534

(a)   In January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interests in other real estate development companies. At June 30, 2010, the SCP received contributions of R$ 313,084 (represented by 13,084,000 Class A quotas fully held by the Company and 300,000,000 Class B quotas held by other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As the decision to invest or not is made jointly by all quotaholders, the venture is treated as a variable interest entity and the Company deemed to be the primary beneficiary; at June 30, 2010, Obligations to venture partners amounting to R$ 300,000 mature on January 31, 2014. The SCP has a defined term which ends on January 31, 2014 at which time the Company is required to redeem the venture partner's interest. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate, at June 30, 2010, the amount accrued totaled R$ 11,205. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At June 30, 2010, the SCP and the Company were in compliance with these clauses.

In April 2010, Alphaville Urbanismo S.A. (”Company”) paid in the capital of a Company, the main objective of which is the holding of interests in other companies, which shall have as main objective the development and carry out of real estate ventures. At June 30, 2010, the Company has subscribed capital and paid-in capital reserve amounting to R$ 161,720 (comprising 81,719,641 common shares held by the Company and 80,000,000 preferred shares held by other shareholders). As a result of this transaction, because of prudence and taking into consideration the rights to which the holders of preferred shares are entitled, such as payment of fixed dividends and redemption, at June 30, 2010, a Payable to Investors account is recognized at R$ 80,000, with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, practically equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a., taking into consideration that the amount provisioned at June 30, 2010 totaled R$ 3,264. The Company’s Bylaws sets out that certain matters shall be submitted for the approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, allocation of profit, set up and use of any profit reserve, and disposal of assets. At June 30, 2010, the Company is in compliance with the above-described clauses.

13.  Commitments and provision for contingencies

The Company and its subsidiaries are party in lawsuits and administrative proceedings at several courts and government agencies that arise from the normal course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the probable losses arising from claims in progress.

In the period ended June 30, 2010, the changes in the provision for contingencies are summarized as follows:

		2010
	Parent company	Consolidated
Balance at March 31, 2010	82,722	124,802
Additions	2,737	6,562
Write-offs	(1,442)	(1,897)
Balance at June 30, 2010	84,017	129,467

(-) Court-mandated escrow deposits	(65,601)	(70,485)
	18,416	58,982

Current portion	6,312	6,312

Non-current portion	12,104	52,670

            Tax, labor and civil lawsuits

	Parent company		Consolidated
	06/30/2010	03/31/2010	06/30/2010	03/31/2010
Civil lawsuits (a)	80,362	79,933	95,963	95,642
Tax lawsuits (b)	347	6	12,663	19,549
Labor claims	3,308	2,783	20,841	9,611
	84,017	82,722	129,467	124,802

(-) Court-mandated escrow deposits	(65,601)	(64,204)	(70,485)	(65,519)

Net balance	18,416	18,518	58,982	59,283

(a)   At June 30, 2010, the provisions for contingent liability related to civil lawsuits include R$ 73,316, related to lawsuits in which the Company is included as successor in foreclosure actions, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies of the group, on the understanding that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$ 8,053, are backed by a guarantee insurance, in addition to a judicial deposit amounting to R$ 63,678, in connection with the blocking of Gafisa’s bank accounts; and there is also the blocking of Gafisa’s treasury to guarantee the foreclosure.

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the lawsuits is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The Company has even obtained favorable decisions in some similar cases, in which it was awarded final and unappealable decisions recognizing the lack of responsibility for the debts of Cimob. The final decision on the Company’s appeal, however, cannot be predicted at present.

(b)   The subsidiary AUSA is a party in judicial lawsuits and administrative proceedings related to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is estimated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with ancillary obligations. The amount of the contingency estimated by legal counsel as a probable loss amounts to R$ 10,706 and is recorded in a provision in the financial information at June 30, 2010.

At June 30, 2010, the Company is monitoring other lawsuits and risks, the likelihood of which, based on the position of legal counsel, is possible but not probable, totaling approximately R$ 142,175, calculated based on the estimated loss percentage, that may be incurred by Gafisa, taking into consideration the participation of third parties in the lawsuits for which management believes a provision for loss is not necessary.

(b)     Commitment to complete developments

The Company is committed to deliver units to owners of land who exchange land for real estate units developed by the Company.

The Company is also committed to complete units sold and to comply with the requirements of the building regulations and licenses approved by the proper authorities.

As described in Note 4, at June 30, 2010, the Company has resources approved and recorded as financial investments guaranteed which will be released to the extent ventures progresses in the total amount of R$ 390,824 (parent company) and R$ 507,858 (consolidated) to meet these commitments.

14.  Obligations for purchase of land and advances from clients

	Parent company		Consolidated
	06/30/2010	03/31/2010	06/30/2010	03/31/2010
Obligations for purchase of land, net
of adjustment to present value	117,749	140,374	304,371	326,815
Advances from clients
Development and sales	91,052	85,815	233,961	222,866
Barter transactions	46,783	45,380	103,830	82,499

	255,584	271,569	642,162	632,180

Current portion	208,200	222,749	466,078	470,986
Non-current portion	47,384	48,820	176,084	161,194

The present value adjustment accreted to Real estate development operating costs for the quarter ended June 30, 2010 amount to R$ (271) (parent company) and R$ (628) (consolidated).

15.  Shareholders’ equity

15.1.   Capital

At June 30, 2010, the Company's capital totaled R$ 2,712,899 represented by 429,348,244 nominative common shares without par value, 599,486 of which were held in treasury.

According to the Bylaws, the Company’s capital may be increased without need of amending it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) common shares.

On April 27, 2010, the distribution of minimum mandatory dividends for 2009 was approved in the amount of R$ 50,716.

On May 27, 2010, the capital increase of R$ 20,283 with the issue of 9,797,792 shares was approved, arising from the merger of the shares of Shertis (Note 1).

In the quarter ended June 30, 2010, the capital increases were approved in the amount of R$ 1,399, related to the stock option plan and the exercise of 214,178 common shares.

The change in the number of shares outstanding (in thousands) was as follows:

Common shares in thousands
March 31, 2010	418,736
Merger of Shertis 20% AUSA	9,798
Exercise of stock option	214

June 30, 2010	428,748

15.2.     Stock option plans

(i)      Gafisa

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

To be eligible for the plans (plans from 2000 to 2002), participant employees are required to contribute 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, 18% of the price of the grant per year.

To be eligible for the 2006 and 2007 plans, employees are required to contribute at least 70% of the annual bonus received to exercise the options, under penalty of losing the right to exercise all options of subsequent lots.

The exercise price of the grant is inflation adjusted (IGP-M index), plus annual interest at 3%. The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

The Company records the cash receipt against a liability account to the extent the employees make advances for the purchase of the shares during the vesting period. There were no advanced payments in the year ended June 30, 2010.

The Company may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company has the right of first refusal on shares issued under the plans in the event of dismissals and retirement. In such cases, the amounts advanced are returned to the employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount inflation-indexed (IGP-M) plus annual interest at 3%.

In 2008, the Company issued a new stock option plan. In order to become eligible for the grant, employees are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

On June 26, 2009, the Company issued a new stock option plan for granting 1,300,000 options. In addition, the exchange of the 2,740,000 options of the 2007 and 2008 plans for 1,900,000 options granted under this new stock option plan was approved.

The assumptions adopted for recording the stock option plan for 2009 were the following:  expected volatility of 40%, expected share dividends of 1.91%, and risk-free interest rate at 8.99%.

From July 1, 2009, the Company’s management opted for using the Binomial and Monte Carlo models for pricing the options granted in replacement for the Black-Scholes model, because on its understanding these models are capable of including and calculating with a wider range of variables and assumptions comprising the plans of the Company. The effect of this model replacement was brought about prospectively on July 1, 2009, with the recording of income amounting to R$ 3,300 for the period ended June 30, 2010.

On December 17, 2009, the Company issued a new stock option plan for granting 140,000 options. In addition, the exchange of the 512,280 options of the 2007 plan was approved for 402,500 options granted under this new stock option plan.

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

	6/30/2010		3/31/2010
	Number of options (*)	Weighted average exercise price (*)	Number of options (*)	Weighted average exercise price (*)
Options outstanding at the beginning of the period	10,245,394	12.18	11,860,550	13.07
Options granted	-	-	7,485,000	7.88
Options exercised	(604,678)	6.28	(2,200,112)	7.82
Options exchanged	-	-	(6,504,560)	15.65
Options expired	(5,502)	15.33	-	-
Options cancelled	(184,440)	14.59	(395,484)	16.49

Options outstanding at the end of the period	9,450,774	13.76	10,245,394	12.18

Options exercisable at the end of the period	2,518,304	13.59	3,312,924	13.37

(*)Information presented taking into consideration the split of shares approved on February 22, 2010.

The analysis of prices is as follows, taking into consideration the split of shares on February 22, 2010:

	Reais
	6/30/2010	3/31/2010

Exercise price per option at the end of the period	4.41-22.64	4.27-21.70

Weighted average exercise price at the option grant date	8.62	8.62

Weighted average market price per share at the grant date	8.10	8.10

Market price per share at the end of the period	10.80	12.29

The options granted will confer their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

At June 30, 2010, the dilution percentage is 0.06%, corresponding to earnings per share after dilution amounting to R$ 0.1511 (R$ 0.1512 before dilution) (March 31, 2010, dilution at 0.06%).

In the period ended June 30, 2010, the Company recognized the amounts of R$ 3,718 (parent company) and R$ 5,767 (consolidated) in operating expenses. The amounts recognized in the parent company represent the realization of the capital reserve in shareholders’ equity.

(ii)     Tenda

Tenda has a total of three stock option plans, the first two were approved in June 2008, and the other one in April 2009. These plans, limited to the maximum of 5% of total capital shares and approved by the Board of Directors, stipulate the general terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

In the option granted in 2008, when exercising the option the base price will be adjusted according to the market value of shares, based on the average price in the 20 trading sessions prior to the commencement of each annual exercise period. The exercise price is adjusted according to a fixed price, according to the share value in the market, at the time of the two exercise periods for each annual lot.  In the options granted in 2009, the vesting price is adjusted by the IGP-M variation, plus interests at 3%.  The stock option may be exercised by beneficiaries, who shall partially use their annual bonuses, as awarded, in up to 10 years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of two to five years after their contribution.

	6/30/2010		3/31/2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at the beginning of the period	3,874,534	4.64	3,956,534	7.20
Options granted	-	-	-	-
Options exercised	(97,212)	6.88	(82,000)	2.65
Options cancelled	(422,683)	6.99	-	-

Options outstanding at the end of the period	3,436,639	6.88	3,874,534	4.64

In the period ended June 30, 2010, Tenda recorded stock option plan expenses amounting to R$ 1,910.

(iii)    AUSA

The subsidiary AUSA has three stock option plans, the first launched in 2007. The stock option plan of AUSA was approved on June 26, 2007 at the Annual

Shareholders' Meeting and at the Board of Directors’ Meeting held on the same date.

On June 1, 2010, two new stock option plans were issued by the Company for granting of a total of 738 options.

The assumptions adopted in the recognition of the stock option plan for 2009 were the following: expected volatility of 40% and risk-free interest rate at 9.39%.

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	3/31/2010		12/31/2009
	Number of options	Weighted average exercise price – Reais	Number of options	Weighted average exercise price – Reais
Options outstanding at the beginning of the period	1,557	6,843.52	2,138	6,843.52
Options granted	738	10,477.60	-	-
Options exercised	-	-	(402)	7,610.23
Options cancelled	-	-	(179)	8,376.94

Options outstanding at the end of the period	2,295	8,012.12	1,557	6,469.28

At June 30, 2010, 1,024 options were exercisable. The exercise prices per option on June 30, 2010 were from R$ 9,338.36 to R$ 9,479.96.

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

16.  Deferred taxes

Deferred taxes are recorded to reflect the future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective carrying amounts.

According to CVM Instruction No. 371, of June 27, 2002, the Company, based on a technical study, approved by Management, on the estimate of future taxable income, recognized tax credits on income tax and social contribution loss carryforwards for prior years, which do not have maturity and can be offset up to 30% of annual taxable income. The carrying amount of deferred tax asset is periodically reviewed, whereas projects are reviewed annually; in case there are significant factors that may change such projection, these are reviewed over the year by the Company.

Deferred taxes result from the following:

	Parent company		Consolidated
	06/30/2010	03/31/2010	06/30/2010	03/31/2010
Assets
Temporary differences - Lalur	73,832	82,286	93,014	101,444
Income tax and social contribution
loss carryforwards	38,894	24,976	143,114	128,310
Tax credits from downstream	1,557	2,335	11,068	12,865
Temporary differences - CPC	51,950	51,819	64,497	64,513

	166,233	161,416	311,693	307,132
				307,132
Liabilities
Negative goodwill	86,813	86,483	86,813	86,483
Temporary differences - CPC	26,328	24,393	33,185	28,722
Differences between income taxed
on Cash basis and recorded on	105,225	94,840	364,455	337,291

Non-current portion	218,366	205,716	484,453	452,496

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Federal Revenue Service (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost. The tax basis will crystallize over an average period of four years as cash inflows arise and the corresponding projects are completed.

Other than for Tenda, Gafisa has not recorded a deferred income tax asset on the tax losses and social contribution tax loss carryforwards of its subsidiaries which adopt the taxable income regime and do not have a history of taxable income for the past three years.

The projections of future taxable income consider estimates that are related, among other things, to the Company's performance and the behavior of the market in which it operates, as well as certain economic factors. Actual results could differ from these estimates.

Management considers that deferred tax assets arising from temporary differences will be realized at the extent the contingencies and events are settled.

Based on estimated future taxable income of Gafisa, the expected recovery profile of the income tax and social contribution loss carryforwards of the parent company and Tenda is:

	Parent company	Consolidated
2010	-	-
2011	9,605	17,606
2012	29,289	46,619
2013	-	18,455
2014	-	33,927
Other	-	26,507
Total	38,894	143,114

The reconciliation of the statutory to effective tax rate for the periods ended June 30, 2010 and 2009 is as follows:

	Consolidated
	6/30/2010	6/30/2009
Income before taxes on income and noncontrolling interest	231,786	162,799
Income tax calculated at the standard rate - 34%	(78,807)	(55,352)
Net effect of subsidiaries taxed on presumed profit regime	36,454	18,471
Amortization of negative goodwill	-	(3,649)
Tax losses (negative tax basis used)	72	106
Stock option plan	(1,961)	(4,186)
Other permanent differences	(308)	7,496
	(44,549)	(36,934)

(a)     Adherence to the “Crisis Tax Recovery Program” (Crisis Refis)

Pursuant to Law No. 11,941/2009 of May 27, 2009 and the Provisional Measure No. 470/2009 of October 13, 2009, the Company and its subsidiaries submitted the Request for Special Installment Payment - “REFIS IV” to the Federal Revenue Service, with the migration of the debt balance of the Extraordinary Installment Payment of the Ministry of Finance (PAEX) and inclusion of the lawsuits ended against the Federal Revenue Service amounting to R$ 25,120. Such Law and Provisional Measure establish a reduction in fine, interest, legal charges and payment with tax loss. The Company opted for the cash payment of tax debts amounting to R$ 17,304, and the consolidated gain with the adherence to Refis amounted to R$ 3,999. The total portion payable in installment amounted to R$ 6,818, divided into 180 monthly installments, the minimum installment starting from September 2009 until the consolidation of the debt plus interest corresponding to the monthly variation of SELIC.

The Company is required to make regular tax and contribution payments, in installments and in cash, as basic condition for maintaining the installment payment and its conditions. At June 30, 2010, the Company is in compliance with the payments.

17.  Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. Management of these instruments is made through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with objective of hedge is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc) which is approved by the Board of Directors for authorization and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by the Company’s management.

The Company’s and its subsidiaries operations are subject to the risk factors described below:

 (a)    Risk considerations

(i)      Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of clients and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period.

Other than for Tenda, the Company management did not deem necessary the recognition of a provision to cover losses for the recovery of receivables related to delivered real estate units at June 30, 2010. There was no significant concentration of credit risks related to clients for this period.

(ii)     Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency risks, as described below.

In the period ended June 30, 2009, the Company had derivative financial instruments, settled in that same year, with the objective of hedging against fluctuations in foreign exchange rates.

 (iii)   Interest rate risk

It arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming at mitigating this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 10 and 11. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered, as disclosed in Note 5, are subject to annual interest rate of 12%, appropriated on pro rata basis.

 (iv)   Capital structure risk (or financial risk)

It arises from the choice between own (capital contribution and retained earnings) and third-party capital that the Company and its subsidiaries make to finance their operations. In order to mitigate liquidity risks and optimize the weighted average cost of capital, the Company and its subsidiaries permanently monitor the levels of indebtedness according to the market standards and the fulfillment of indices (covenants) provided for in loan, finance and debenture contracts.

.

 (b)    Valuation of financial instruments

The main financial instruments receivable and payable are described below, as well as the criteria for their valuation:

(i)      Cash and cash equivalents and financial investments

The market value of these assets does not differ significantly from the amounts presented on the quarterly information (Note 4). The contracted rates reflect usual market conditions.

Investment funds in which the Company has an exclusive interest make transactions with derivatives, among others. As mentioned in Note 4, the amount accounted for investment funds is recorded at market value at June 30, 2010.

(ii)     Loans, financing and debentures

Loans and financing are recorded based on the contractual interest rates of each operation, except for loans denominated in foreign currency, which are stated at fair value as contra-entry to results. Interest rate estimates for contracting operations with similar terms and amounts are used for the determination of market value. The terms and conditions of loans, financing and debentures obtained are presented in Notes 10 and 11. The fair value of the other loans and financing, recorded based on the contractual interest of each operation, does not significantly differ from the amounts presented in the quarterly information.

18.  Related parties

18.1.     Transaction with related parties

	Current account	Parent company		Consolidated
	Condominium and consortia	6/30/2010	3/31/2010	6/30/2010	3/31/2010
A116	Alpha 4	(4,020)	(5,887)	(4,020)	(5,887)
A146	Consórcio Ezetec & Gafisa	1,801	7,897	1,801	7,897
A166	Consórcio Ezetec Gafisa	1,290	579	1,290	579
A175	Cond Constr Empr Pinheiros	3,066	3,064	3,066	3,064
A195	Condomínio Parque da Tijuca	(783)	(532)	(783)	(532)
A205	Condomínio em Const. Barra First Class	1,367	(46)	1,367	(46)
A226	Civilcorp	2,062	2,184	2,062	2,184
A255	Condomínio do Ed Barra Premium	1,261	553	1,261	553
A266	Consórcio Gafisa Rizzo	(2,611)	(1,360)	(2,611)	(1,360)
A286	Evolucao Chacara das Flores	9	7	9	7
A315	Condomínio Passo da Patria II	563	569	563	569
A395	Cond Constr Palazzo Farnese	(17)	(17)	(17)	(17)
A436	Alpha 3	(4,283)	(4,230)	(4,283)	(4,230)
A475	Condomínio Iguatemi	3	3	3	3
A486	Consórcio Quintas Nova Cidade	36	36	36	36
A506	Consórcio Ponta Negra	2,488	2,488	2,488	2,488
A536	Consórcio SISPAR & Gafisa	11,198	9,825	11,198	9,825

A575	Cd. Advanced Ofs Gafisa-Metro	(1,325)	(1,175)	(1,325)	(1,175)
A606	Condomínio ACQUA	(2,586)	(3,959)	(2,586)	(3,959)
A616	Cond.Constr.Living	(2,344)	(1,976)	(2,344)	(1,976)
A666	Consórcio Bem Viver	(391)	(375)	(391)	(375)
A795	Cond.Urbaniz.Lot Quintas Rio	(7,595)	(6,247)	(7,595)	(6,247)
A815	Cond.Constr. Homem de Melo	81	83	81	83
A946	Consórcio OAS Gafisa - Garden	292	292	292	292
B075	Cond. de const. La Traviata	(869)	(758)	(869)	(758)
B125	Cond. Em Constr LACEDEMONIA	29	57	29	57
B226	Evolucao New Place	(675)	(673)	(675)	(673)
B236	Consórcio Gafisa Algo	678	722	678	722
B256	Columbia Outeiro dos Nobres	(153)	(153)	(153)	(153)
B336	Evolucao - Reserva do Bosque	14	12	14	12
B346	Evolucao Reserva do Parque	38	52	38	52
B496	Consórcio Gafisa&Bricks	656	654	656	654
B525	Cond.Constr. Fernando Torres	136	136	136	136
B625	Cond de Const Sunrise Reside	269	321	269	321
B746	Evolucao Ventos do Leste	159	112	159	112
B796	Consórcio Quatro Estações	(1,323)	(1,326)	(1,323)	(1,326)
B905	Cond em Const Sampaio Viana	972	951	972	951
B945	Cond. Constr Monte Alegre	1,429	1,456	1,429	1,456
B965	Cond. Constr.Afonso de Freitas	1,653	1,674	1,653	1,674
B986	Consórcio New Point	1,097	1,135	1,097	1,135
C136	Evolução - Campo Grande	584	611	584	611
C175	Condomínio do Ed Oontal Beach	(1,165)	(1,113)	(1,165)	(1,113)
C296	Consórcio OAS Gafisa - Garden	6,050	6,050	6,050	6,050
C565	Cond Constr Infra Panamby	(90)	(112)	(90)	(112)
C575	Condomínio Strelitzia	(1,391)	(1,406)	(1,391)	(1,406)
C585	Cond Constr Anthuriun	1,967	2,169	1,967	2,169
C595	Condomínio Hibiscus	2,753	2,766	2,753	2,766
C605	Cond em Constr Splendor	(1,856)	(1,848)	(1,856)	(1,848)
C615	Condomínio Palazzo	(1,775)	(1,672)	(1,775)	(1,672)
C625	Cond Constr Doble View	(4,717)	(4,201)	(4,717)	(4,201)
C635	Panamby - Torre K1	129	224	129	224
C645	Condomínio Cypris	(2,798)	(2,291)	(2,798)	(2,291)
C655	Cond em Constr Doppio Spazio	(2,659)	(2,596)	(2,659)	(2,596)
C706	Consórcio Res. Sta Cecília	11,435	11,761	11,435	11,761
D076	Consórcio Planc e Gafisa	690	690	690	690
D096	Consórcio Gafisa&Rizzo (susp)	1,418	1,664	1,418	1,664
D116	Consórcio Gafisa OAS - Abaeté	5,596	35,765	5,596	35,765
D535	Cond do Clube Quintas do Rio	1	1	1	1
D886	Cons OAS-Gafisa Horto Panamby	(33,799)	(26,647)	(33,799)	(26,647)
D896	Consórcio OAS e Gafisa – Horto Panamby	5,845	5,845	5,845	5,845
E116	Consórcio Ponta Negra – Ed Marseille	(9,737)	(6,142)	(9,737)	(6,142)
E126	Consórcio Ponta Negra – Ed Nice	(5,462)	(5,308)	(5,462)	(5,308)
E166	Manhattan Square	2,841	2,841	2,841	2,841
E336	Cons. Eztec Gafisa Pedro Luis	(9,755)	(11,954)	(9,755)	(11,954)
E346	Consórcio Planc Boa Esperança	1,308	1,314	1,308	1,314
E736	Consórcio OAS e Gafisa – Tribeca	(15,505)	(15,042)	(15,505)	(15,042)
E746	Consórcio OAS e Gafisa – Soho	12,993	16,701	12,993	16,701
E946	Consórcio Gafisa	(77)	(77)	(77)	(77)
F178	Consórcio Ventos do Leste	148	(1)	148	(1)
S016	Bairro Novo Cotia	9509	9,506	9509	9,506
S026	Bairro Novo Camaçari	1260	1,259	1260	1,259
		22,587	24,905	22,587	24,905

	Current account	Parent company		Consolidated
	Condominium and consortia	6/30/2010	3/31/2010	6/30/2010	3/31/2010
	GAF - GAFISA + INCORPORADAS
	Vida Participação – Construtora Tenda	45,127	45,127	-	-
0010	Gafisa SPE 10 SA	(711)	6,836	(711)	6,836
0060	Gafisa Vendas I.Imob Ltda	2,384	2,384	2,384	2,384
E910	Projeto Alga	(25,000)	(25,000)	(25,000)	(25,000)
	Other	-	(351)	-	(351)
		21,800	28,996	(23,327)	(16,131)

	SPEs	6/30/2010	3/31/2010	6/30/2010	3/31/2010
0020	Alphaville Urbanismo	13,270	13,270	-	-
0030	Construtora Tenda	352,212	(4,018)	99,139	9,153
0040	Bairro Novo Emp Imob S.A.	1,968	1,968	-	-
0050	Cipesa Empreendimentos Imobil.	404	403	404	402
A010	The House	84	84	-	-
A020	GAFISA SPE 46 EMPREEND IMOBILI	13,914	7,998	-	-
A070	GAFISA SPE 40 EMPR.IMOB LTDA	1,028	1,028	290	290
A180	VISTTA IBIRAPUERA	(74)	(73)	(70)	(70)
A290	Blue II Plan. Prom e Venda Lt	(2,612)	(3,484)	-	(3,496)
A300	SAÍ AMARELA S/A	(1,144)	(1,144)	-	(1,176)
A320	GAFISA SPE-49 EMPRE.IMOB.LTDA	2,783	2,785	2,783	2,785
A340	London Green	9	9	9	9
A350	GAFISA SPE-35 LTDA	(3,183)	1	1	1
A410	GAFISA SPE 38 EMPR IMOB LTDA	4,808	4,783	-	-
A420	LT INCORPORADORA SPE LTDA.	(1,249)	1,081	-	(513)
A490	RES. DAS PALMEIRAS INC. SPE LT	649	659	649	659
A580	GAFISA SPE 41 EMPR.IMOB.LTDA.	(20,321)	(14,462)	-	-
A630	Dolce VitaBella Vita SPE SA	176	144	176	144
A640	SAIRA VERDE EMPREEND.IMOBIL.LT	166	166	166	165
A680	GAFISA SPE 22 LTDA	731	872	-	(272)
A720	CSF Prímula	(2,400)	(80,849)	-	-
A730	GAFISA SPE 39 EMPR.IMOBIL LTDA	(2,117)	(1,981)	1,801	1,801
A750	CSF SANTTORINO	149	149	149	149
A800	DV SPE SA	(578)	(578)	-	(578)
A870	GAFISA SPE 48 EMPREEND IMOBILI	(622)	(427)	-	(432)
A990	GAFISA SPE-53 EMPRE.IMOB.LTDA	(183)	(175)	-	(184)
B040	Jardim II Planej.Prom.Vda.Ltda	328	6,159	-	(9,152)
B210	GAFISA SPE 37 EMPREEND.IMOBIL.	1,424	1,924	1,424	1,918
B270	GAFISA SPE-51 EMPRE.IMOB.LTDA	(430)	(301)	-	(310)
B430	GAFISA SPE 36 EMPR IMOB LTDA	16,419	19,876	-	-
B440	GAFISA SPE 47 EMPREEND IMOBILI	(335)	167	-	167
B590	SUNPLACE SPE LTDA	(181)	(191)	-	(191)
B600	SUNPLAZA PERSONAL OFFICE	(21)	(21)	-	(21)
B630	Sunshine SPE Ltda.	944	1,094	944	1,094
B640	GAFISA SPE 30 LTDA	(12,214)	(5,468)	-	-
B760	Gafisa SPE-50 Empr. Imob. Ltda	(2,000)	(716)	-	600
B800	TINER CAMPO BELO I EMPR.IMOBIL	(30,944)	(30,943)	-	-
B830	GAFISA SPE-33 LTDA	3,011	3,105	-	(685)
B950	COND.AFONSO DE FREITAS	(798)	(323)	-	(323)
C010	Jardim I Planej.Prom.Vda. Ltda	5,275	5,664	1,664	1,664
C040	PAULISTA CORPORATE	50	50	50	50
C070	VERDES PRAÇAS INC.IMOB SPE LT	(1,943)	(24,380)	-	-
C080	OLIMPIC CONDOMINIUM RESORT	(22,706)	(109)	-	(109)
C100	GAFISA SPE 42 EMPR.IMOB.LTDA.	(1,016)	3,315	-	(168)
C150	PENÍNSULA I SPE SA	(2,548)	(2,048)	516	516
C160	PENÍNSULA 2 SPE SA	4,478	4,778	-	(3,914)
C180	Blue I SPE Ltda.	5,357	5,328	2,140	2,143
C220	Blue II Plan Prom e Venda Lt	(6)	(6)	-	(6)
C230	Blue II Plan Prom e Venda Lt	(3)	(3)	-	(3)
C250	GRAND VALLEY	123	123	123	123
C370	OLIMPIC CHAC. SANTO ANTONIO	81	81	81	81
C400	FELICITA	5	5	5	5
C410	Gafisa SPE-55 Empr. Imob. Ltda	67	247	67	247
C440	Gafisa SPE 32	(1,765)	(1,724)	-	(1,724)
C460	CYRELA GAFISA SPE LTDA	2,984	2,984	-	-

C480	Alto da Barra de São Miguel	(118)	(118)	-	(118)
C490	Unigafisa Part SCP	41,406	37,253	-	-
C510	PQ BARUERI COND - FASE 1	6	6	-	6
C540	Villagio Panamby Trust SA	(678)	(553)	(678)	(553)
C550	DIODON PARTICIPAÇÕES LTDA.	(5,491)	(5,646)	-	-
C680	DIODON PARTICIPAÇÕES LTDA.	131	131	-	-
C800	GAFISA SPE 44 EMPREEND IMOBILI	400	94	400	94
C850	Sitio Jatiuca Emp. Imob. S	-	1,437	-	-
C860	Spazio Natura Emp. Imob. Ltd	(5)	4	-	4
C870	SOLARES DA VILA MARIA	7	7	7	7
D080	O Bosque Empreend. Imob. Ltda	177	177	177	177
D100	GAFISA SPE 65 EMPREEND IMOB LTD	948	398	259	259
D280	Cara de Cão	(7,870)	(2,967)	-	-
D340	Laguna Di Mare – fase 2	(2,246)	-	-	-
D590	GAFISA SPE-72	1,664	1	-	1
D620	Gafisa SPE-52 E. Imob. Ltda	143	189	143	181
D630	GPARK ÁRVORES - FASE 1	(5,625)	1,810	-	-
D730	Gafisa SPE-32 Ltda	2,220	2,220	-	-
D940	Terreno Ribeirão / Curupira	1,352	1,352	-	-
E080	TERRENO QD C-13 LOTE CENTRAL	137	137	137	137
E210	UNIDADE AVULSA HOLLIDAY SALVA	(225)	(225)	-	-
E240	Edif Nice	(95)	(95)	-	-
E350	Gafisa SPE-71	102	80	50	54
E360	Zildete	1,382	1,382	-	-
E380	Clube Baiano de Tênis	313	313	-	-
E410	Gafisa SPE-73	2	1	-	1
E440	MADUREIRA - SOARES CALDEIRA	4,500	4,500	-	-
E550	Gafisa SPE 69 Empreendimertos	3,963	3,938	-	-
E560	GAFISA SPE 43 EMPR.IMOB.LTDA.	5	5	-	5
E600	SPE Franere GAF 04	(1,500)	-	-	-
E770	Gafisa SPE-74 Emp Imob Ltda	1,780	1,780	-	(2,277)
E780	GAFISA SPE 59 EMPREEND IMOB LTDA	3	3	3	3
E880	PROJETO VILLA-LOBOS	1,253	1,253	-	-
E970	Gafisa SPE 68 Empreendimertos	23	23	22	22
E980	Gafisa SPE-76 Emp Imob Ltda	22	22	22	22
E990	Gafisa SPE-77 Emp Imob Ltda	3,336	3,335	-	-
F100	Gafisa SPE-78 Emp Imob Ltda	218	182	159	159
F110	Gafisa SPE-79 Emp Imob Ltda	24	18	-	(173)
F120	Gafisa SPE 70 Empreendimertos	5	5	5	5
F130	GAFISA SPE 61 EMPREENDIMENTO I	(150)	(150)	-	(150)
F140	SOC.EM CTA.DE PARTICIP. GAFISA	(878)	(878)	-	-
F260	Gafisa SPE-75 Emp Imob Ltda	356	356	-	(356)
F270	Gafisa SPE-80 Emp Imob Ltda	7	6	-	6
F520	Gafisa SPE-85 Emp Imob Ltda	(749)	(256)	-	(272)
F580	Gafisa SPE-86 Emp Imob Ltda	-	-	-	-
F590	Gafisa SPE-81 Emp Imob Ltda	1,906	139	-	-
F600	Gafisa SPE-82 Emp Imob Ltda	1	1	1	1
F610	Gafisa SPE-83 Emp Imob Ltda	522	515	502	502
F620	Gafisa SPE-87 Emp Imob Ltda	1,282	1,789	-	-
F630	Gafisa SPE-88 Emp Imob Ltda	(1,086)	(66)	-	(66)
F640	Gafisa SPE-89 Emp Imob Ltda	755	(1,853)	-	-
F650	Gafisa SPE-90 Emp Imob Ltda	2,847	6,274	688	688
F660	Gafisa SPE-84 Emp Imob Ltda	(10,160)	(7,224)		-
F910	Gafisa SPE-91 Emp Imob Ltda	12,951	276	258	258
F920	Angelo Agostini	(885)	(1,083)	-	-
F940	Gafisa SPE-102 Emp Imob Ltda	705	-	-	-
F950	SPE Franere Gafisa 06	66	-	-	-
F970	Gafisa SPE-92 Emp Imob Ltda	191	110	-	98
F980	Gafisa SPE-93 Emp Imob Ltda	2,649	2,649	-	-
F990	Gafisa SPE-94 Emp Imob Ltda	3,043	3,043	-	-
G010	Gafisa SPE-95 Emp Imob Ltda	1,943	1,943	-	-
G020	Gafisa SPE-96 Emp Imob Ltda	1,609	1,609	-	-
G030	Gafisa SPE-97 Emp Imob Ltda	263	263	-	-
G040	Gafisa SPE-98 Emp Imob Ltda	2,190	2,190	-	-
G050	Gafisa SPE-99 Emp Imob Ltda	1,314	1,314	-	-
G060	Gafisa SPE-103 Emp Imob Ltda	1,394	1,394	-	-
G150	SITIO JATIUCA SPE LTDA	1,910	6,861	-	-

G160	DEPUT JOSE LAJES EMP IMOB	36	41	36	(9)
G170	ALTA VISTTA	156	1,329	156	989
G220	OAS CITY PARK BROTAS EMP.	268	268	268	268
G250	RESERVA SPAZIO NATURA	3	3	3	3
G260	CITY PARK ACUPE EMP. IMOB.	429	429	429	429
G270	Gafisa SPE-106 Emp Imob Ltda	7,637	187		-
G280	Gafisa SPE-107 Emp Imob Ltda	(2,120)	530	-	-
G300	Gafisa SPE-109 Emp Imob Ltda	748	-	-	-
G320	Gafisa SPE-112 Emp Imob Ltda	34	-	-	-
G420	OFFICE LIFE	626	626	626	626
G430	API SPE 29 – Plan. E Desenv.	1,548	-	-	-
G490	ESPACIO LAGUNA 504	(1,290)	(1,290)	-	-
G500	CITY PARK EXCLUSIVE	534	534	-	-
L130	Gafisa SPE-77 Emp	(1,143)	(736)	-	(83)
N030	MARIO COVAS SPE EMPREENDIMENTO	40	40	40	40
N040	IMBUI I SPE EMPREENDIMENTO IMO	1	1	1	1
N090	ACEDIO SPE EMPREEND IMOB LTDA	1	1	1	1
N120	MARIA INES SPE EMPREEND IMOB.	1	1	1	1
N230	GAFISA SPE 64 EMPREENDIMENTO I	1	1	1	1
N250	FIT Jd Botanico SPE Emp.	1	1	1	1
X100	CIPESA EMPREENDIMENTOS IMOBILI	12	12	12	12
		394,678	(9,472)	116,241	(3,694)

	Thirty party’s works
A053	Camargo Corrêa Des.Imob SA	895	917	895	917
A103	Genesis Desenvol Imob S/A	(264)	(216)	(264)	(216)
A213	Empr. Icorp. Boulevard SPE LT	46	56	46	56
A243	Cond. Const. Barra First Class	-	31	-	31
A833	Klabin Segall S.A.	582	532	582	532
A843	Edge Incorp.e Part.LTDA	146	146	146	146
A853	Multiplan Plan. Particip. e Ad	100	100	100	100
A933	Administ Shopping Nova America	-	90	-	90
A973	Ypuã Empreendimentos Imob	4	200	4	200
A983	Holiday Inn São Jose	447	-	447	-
B023	IURD Jundiaí	40	-	40	-
B053	Cond.Constr. Jd Des Tuiliere	(122)	(124)	(122)	(124)
B103	Rossi AEM Incorporação Ltda	3	3	3	3
B113	Magna Vita	48	-	48	-
B293	Patrimônio Constr.e Empr.Ltda	307	307	307	307
B323	Camargo Corrêa Des.Imob SA	329	(46)	329	(46)
B353	Cond Park Village	(107)	(88)	(107)	(88)
B363	Boulevard0 Jardins Empr Incorp	(6,397)	(89)	(6,397)	(89)
B383	Rezende Imóveis e Construções	(54)	809	(54)	809
B393	São José Constr e Com Ltda	775	543	775	543
B403	Condomínio Civil Eldorado	335	276	335	276
B423	Tati Construtora Incorp Ltda	293	286	293	286
B693	Columbia Engenharia Ltda	431	431	431	431
B753	Civilcorp Incorporações Ltda	8	4	8	4
B773	Waldomiro Zarzur Eng. Const.Lt	1,818	1,801	1,818	1,801
B783	Rossi Residencial S/A	431	431	431	431
B863	RDV 11 SPE LTDA.	(781)	(781)	(781)	(781)
B813	Tangua Patrimonial Ltda	(495)	(540)	(495)	(540)
B913	Jorges Imóveis e Administrações	1	1	1	1
C273	Camargo Corrêa Des.Imob SA	(263)	(661)	(263)	(661)
C283	Camargo Corrêa Des.Imob SA	(220)	(323)	(220)	(323)
C433	Patrimônio Const Empreend Ltda	155	155	155	155
D963	Alta Vistta Maceio (Controle)	1	1	1	1
D973	Forest Ville (OAS)	752	818	752	818
D983	Garden Ville (OAS)	244	279	244	279
E093	JTR - Jatiuca Trade Residence	(1)	4,796	(1)	4,796
E103	Acquarelle (Controle)	637	124	637	124
E133	Riv Ponta Negra - Ed Nice	3,318	3,054	3,318	3,054
E313	Palm Ville (OAS)	183	354	183	354
E323	Art Ville (OAS)	228	330	228	330
E503	OSCAR FREIRE OPEN VIEW	(183)	(601)	(183)	(601)
E513	OPEN VIEW GALENO DE ALMEIDA	(61)	(255)	(61)	(255)
F323	Conj Comercial New Age	4,682	4,667	4,682	4,667

F833	Carlyle RB2 AS	(1,500)	(6,530)	(1,500)	(6,530)
F873	Partifib P. I. Fiorata Lt	29	(430)	29	(430)
	Other	568	(1,032)	568	(1,032)
		7,388	9,826	7,388	9,826

	Grand total (a)	401,280	54,255	122,889	14,874

(a)    The nature of related party operations is described in Note 7.

18.2.     Endorsements, guaranties and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement and surety in proportion to the interest of the Company in the capital stock of such companies, except certain specific cases in which the Company provide guaranties for its partners.

19.  Profit sharing

The Company has a profit sharing plan that entitles its employees and those of its subsidiaries to participate in the distribution of profits of the Company that is tied to a stock option plan, the payment of dividends to shareholders and the achievement of specific targets, established and agreed-upon at the beginning of each year. At June 30, 2010, the Company recorded a provision for profit sharing amounting to R$ 6,800 in the parent company balance and R$ 12,579 in consolidated balance under the heading General and Administrative Expenses.

20.  Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.  In view of their nature, the risk assumptions made are not included in the scope of the review of quarterly information. Accordingly, they were not reviewed by our independent public accountants.

21.  Segment information

Starting in 2007, following the respective acquisition, formation and merger of Alphaville, FIT Residencial, Bairro Novo and Tenda, the Company's Management assesses segment information on the basis of different business segments and economic data rather than based on the geographic regions of its operations.

The segments in which the Company operates are the following: Gafisa for ventures targeted at high and medium income; Alphaville for platted lots; and Tenda for ventures targeted at low income.

The Company's chief executive officer, who is responsible for allocating resources among the businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, selected segment assets and other related information for each reporting segment.

This information is gathered internally and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources among segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

				06/30/2010
	Gafisa S.A. (i)	TENDA	AUSA	Total
Net operating revenue	1,084,990	580,171	169,866	1,835,027
Operating costs	(804,695)	(408,085)	(90,099)	(1,302,879)

Gross profit	280,295	172,086	79,767	532,148

Gross margin - %	25.8%	29.7%	47.0%	29.0%

Receivables from clients (current and long term)	2,696,204	1,523,603	290,431	4,510,238
Properties for sale	1,176,549	555,062	158,808	1,890,419
Other assets	1,826,484	718,413	152,640	2,697,537

Total assets	5,699,237	2,797,078	601,879	9,098,194

				06/30/2009
	Gafisa S.A. (i)	TENDA	AUSA	Total
Net operating revenue	689,484	468,140	90,081	1,247,705
Operating cost	(516,983)	(319,727)	(65,003)	(901,713)

Gross profit	172,501	148,413	25,078	345,992

Gross margin - %	25.0%	31.7%	27.8%	27.7%

Receivables from clients (current and	1,843,601	896,036	173,689	2,913,326
Properties for sale	1,146,207	492,655	151,063	1,789,925
Other assets	777,530	906,911	47,846	1,732,287

Total assets	3,767,338	2,295,602	372,598	6,435,538

(i) Includes all subsidiaries, except Tenda and Alphaville Urbanismo S.A.

***

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)		(Unaudited)
QUARTERLY INFORMATION - ITR		Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		BASE DATE - 06/30/2010

01610-1	GAFISA S/A	01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

SEE 12.01 - COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)		(Unaudited)
QUARTERLY INFORMATION - ITR		Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		BASE DATE - 06/30/2010

01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gafisa Reports Results for Second Quarter 2010

--- Launches grew to R$1.0 billion in the quarter and R$1.7 billion in the 1H10, 61% and 118% higher, respectively, than the same periods of 2009 ---
--- Revenues increase to R$ 927 million, a 31% increase over R$ 706 million in 2Q09 ---
--- Adjusted EBITDA grew to R$184 million from R$111 million in 2Q09, on Adjusted EBITDA Margin of 19.8% versus 15.8% in 2Q09 ---

IR Contact

FOR IMMEDIATE RELEASE - São Paulo, August 3rd , 2010 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the second quarter ended June 30, 2010.

Commenting on results, Wilson Amaral, CEO of Gafisa, said “I am very pleased with our second quarter operating results which demonstrate our ability to not only capitalize on the power and recognition of our strong brands in the market, but also leverage our operating scale throughout the organization. The growth trajectory of sales continued, achieving R$ 890 million during the quarter, with especially strong interest in our mid to high product segments of Gafisa and Alphaville. As planned, we picked up our launch pace of new developments to R$1,008 million for the quarter, and we expect to continue increasing this pace throughout the remainder of the year. Our adjusted EBITDA for the quarter was R$ 184 million with a margin of 19.8%, a marked improvement over last year’s 15.8% during the same period. This reflects improved SG&A ratios including Tenda’s synergies and the emergent strength of the mid to high end segments where we have been able to increase prices to compensate for rising costs in some areas, resulting in improved gross, adjusted EBITDA, and backlog margins.”

Amaral added, “All sectors of the market continue to benefit from growth of the Brazilian economy, which resulted in the expansion of real wages, record low unemployment rates of 7% for the month of June and strong consumer confidence. We are especially well positioned to gain share with our portfolio of brands that serve all segment of the population. Tenda continues to be well positioned to benefit from the MCMV program with one of the lowest average price points of the industry (R$ 110/unit launched in the 1H10). Access to housing credit is expanding also reflecting efficiency improvements at Caixa, which through June 26 processed over 226 thousand contracts under MCMV in 2010, valued at R$17.6 billion as compared to a total of 275.5 thousand contracts valued at R$14.1 billion for full year 2009. Tenda is poised to be one of the leading providers of housing to this segment while our other brands continue to be extremely popular among the mid to high segment of the Brazilian population.”

2Q10 - Operating & Financial Highlights

  Consolidated launches totaled R$ 1.0 billion for the quarter, a 61% increase over 2Q09. Tenda’s launched R$ 290 million in the quarter, and R$ 587 million in the 1H10, 206% higher than 1H09.

  Pre-sales reached R$ 890 million for the quarter, a 7% increase as compared to 2Q09 or 25% increase when comparing 1H10 with 1H09.

  Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 31.4% to R$ 927.4 million from R$ 705.8 million in the 2Q09, reflecting a strong pace of execution.

  Adjusted EBITDA reached R$ 184 million with a 19.8% margin, a 66% increase when compared to Adjusted EBITDA of R$ 111.3 million reached in the 2Q09, mainly due to the strong performance in all segments and better SG&A ratios.

  Net Income before minorities, stock option and non recurring expenses was R$ 114.1 million for the quarter (12.3% adjusted net margin), an increase of 41% compared with the R$ 81.1 million in the 2Q09.

  The Backlog of Revenues to be recognized under the PoC method rose 9% to R$ 3.2 billion from R$ 2.9 billion reached in the 2Q09. The Margin to be recognized improved 125 bps to 36.4%.

  Gafisa’s consolidated land bank totaled R$15.8 billion in the 2Q10, with R$ 121 million net increase over 1Q10, reflecting the internal policy of the Company to keep an average of 2 – 3 years of land bank.

  Gafisa’s consolidated cash position reached R$ 1.8 billion at the end of June, supporting the Company’s strategy to fund and execute its growth plan.

Luiz Mauricio Garcia Rodrigo Pereira Email: ri@gafisa.com.br IR Website: www.gafisa.com.br/ir
2Q10 Earnings Results
Conference Call
Wednesday, August 4, 2010

> In English
11:00 AM US EST
12:00 PM Brasilia Time
Phones:
+1 800 860-2442 (US only)
+1 412 858-4600
(Other countries)
Code: Gafisa
> In Portuguese
09:00 AM US EST
10:00 AM Brasilia Time
Phone: +55 (11) 2188-0155
Code: Gafisa

Shares
GFSA3 – Bovespa GFA – NYSE Total Outstanding Shares: 429,348,244 Average daily trading volume (90 days1 ): R$ 110.7 million 1) Up to July 30th , 2010.

Index

CEO Comments and Corporate Highlights for 2Q10	04

Recent Developments	05

Launches	07

Pre-Sales	08

Sales Velocity	09

Operations	09

Land Bank	10

Gross Profit	12

SG&A	12

EBITDA	13

Net Income	14

Backlog of Revenues and Results	14

Liquidity	16

Outlook	17

CEO Comments and Corporate Highlights for 2Q10

The second quarter results demonstrated the strength of Gafisa’s diversified portfolio of high quality national brands, Gafisa, Alphaville and Tenda, which together serve all segments of the large and growing Brazilian housing market. We were not only focused on meeting the growing housing demand through the launch of R$1.0 billion in new developments, but also continued our drive to enhance operating efficiency which resulted in improved operating margins. A favorable macroeconomic environment and governmental and banking financial support of the industry contributed to robust demand for our housing products.

Brazilian economic indicators remained extremely favorable during the second quarter, despite the central bank’s move to tighten monetary policy in order to control inflation, following an exceptionally strong first quarter of 2010 in which GDP grew an unprecedented 9% over the previous year. A vast supply of credit and pent-up demand from homebuyers, pushed by the expansion of real wages, record low unemployment rates which fell to 7% in June, and strong consumer confidence, contributed to a very favorable environment for our industry. We expect this scenario will prevail throughout the year barring any unexpected impact to economic activity caused by the upcoming October Presidential elections.

We expect a range of public and private financial institutions to continue to supply the necessary credit to sustain a high level of growth in the sector. In the affordable housing segments, Caixa Economica Federal will continue to play a central role in stimulating growth through its participation in the Minha Casa, Minha Vida program, providing subsidies and financing from the FGTS. All this helps insolate the mortgage market from general interest rate increases. Importantly, with respect to the middle and higher income housing segments, larger private sector banks have shown an appetite for gaining a greater share of the incipient, underserved mortgage market, currently equivalent to a very low 3.2% of GDP. This increasing participation is a development that bodes well for more competitive mortgages to be offered to the expanding middle classes and beyond.

Our Gafisa and Alphaville units, which serve the middle and higher income, turned in particularly strong performances as significantly high demand allowed price increases that offset higher labor and materials costs which also contributed to higher margins. Our EBITDA margin for the quarter was 19.8%, just above the mid range of our full year guidance´s estimate (18.5% - 20.5%).

The number of developments launched in the mid- to high segments more than doubled from the previous year’s quarter. Indicative of the success of our developments was the strong demand at Gafisa’s Jardins das Orquideas, a project launched in June in São Paulo, where 89% of units were sold in the first weekend. While sales velocity is strong, we are primarily focused on an optimal combination of velocity that achieves improved margins.

While demand continues to be robust in the lower income segment, Gafisa’s business plan for the second quarter prioritized enhancing Tenda’s operating efficiency in preparation for a more aggressive sales and launch posture during the second half of the year. Among our initiatives to improve Tenda’s execution capacity was the further standardization of building processes through broader use of innovative aluminum molds that reduce the construction cycle and help mitigate rising labor costs. Another significant achievement at Tenda during the quarter was the completion of the SAP enterprise software implementation, which will allow our business structure to operate in a more integrated efficient. These measures have already started to show results over SG&A ratios.

Our cash position remains very strong with R$ 1.8 billion, which assures the company has the ability to continue at a strong pace of execution, while providing us with the flexibility to opportunistically benefit from the market dynamics and favorable economic scenario expanding all segments we serve.

Wilson Amaral, CEO -- Gafisa S.A.

Recent Developments

Improved Operating Margin – Gafisa’s improved operating margin during the quarter reflects the benefits of the Company’s national reach, broad range of quality product offerings in various market segments, strong execution capacity, as well as robust market fundamentals. Strong demand permitted higher pricing, mainly in the mid and upper middle segments, in markets such as São Paulo while improved G&A and direct selling expenses as a percentage of net revenues (from 8.4% to 5.9%, and from 7.3% to 6.6%, respectively) also contributed to higher EBITDA margin of 19.8%, more than offsetting higher labor and materials costs throughout the sector.

Successful Launching of Largest Project in Alphaville’s History – Alphaville launched the first phase of Alphaville Brasilia, the largest project in the company’s history. This first phase comprised 861 thousand m2, or 498 units. The total project area is approximately 22 million m2, compared to an area of less than 10 million m2 at the original Alphaville in Barueri. The whole project is expected to take between 15 and 20 years to develop. The successful sales velocity of this first phase (95% sold within one week) was a good testimony of the project potential.

In addition to posting strong sales numbers, the Alphaville unit extended the footprint of its well-recognized brand during the quarter, launching six new community developments with potential sales value of more than R$225 million in diverse regions throughout the country.  These included the above mentioned project in the capital city of Brasilia, the second phase of Alphaville Riberão Preto in São Paulo’s country side (182 units), Alphaville Jacuhy in the coastal city of Vitoria (168 units), and Alphaville Mossoró, a smaller project in the state of Rio Grande do Norte (93 units). Alphaville remains the largest and only national community development company in Brazil.

Use of Innovative Construction Techniques – Gafisa finished the quarter employing innovative aluminum molds in seven projects under construction, and expects to use this technology in a total of 15 projects by the end of 2010. These molds, which were first used by Tenda and shorten the construction cycle up to 1/3 of the standard time are being used in developments throughout Brazil under the Tenda brand. Under the Gafisa brand we are also testing a similar innovative technology that could reduce construction period by 6 months. Tenda’s projects include Portal do Sol, an affordable development of 416 units in Rio de Janeiro with an estimated construction cycle of just 6 months, and Grand Ville das Artes, an extensive, 1,000-unit complex in the state of Bahia. We also completed the implementation of SAP enterprise software, which began running in July. These measures have already begun to raise the overall efficiency of Tenda by mitigating rising materials costs through purchasing leverage, lowering construction time, and permitting greater integration with Gafisa’s operations and best practices.

Increased Mortgage Transfers to Caixa – Gafisa through Tenda continued ongoing efforts to streamline financial credit procedures and enhancing our relationship with Caixa Economica Federal, the mortgage lender which plays a central role in administration of the federal housing program, Minha Casa, Minha Vida. As a result, we were able to contract 6,239 units in the 2Q10 (9,027 in the 1H10), an increase of 124% when compared to the 1Q10. We have also transferred 2,515 mortgages during the 2Q10 (4,413 in the 1H10), with more than 1,000 in June alone, reflecting the monthly improvement achieved.

Tenda’s Low Average Unit Price – Tenda continues to be well positioned to meet growing demand for MCMV program. The average price per unit of Tenda is one of the lowest when compared to the universe of Brazilian listed homebuilders. In the 1H10 the average launch price per unit was R$ 109 thousand while the average sales price was R$100 thousand. Respectively 16% and 23% below the MCMV price limit. Approximately 75% of Tenda’s launches and sales had an average price per unit below R$ 130 thousand.

Operating and Financial Highlights (R$000, unless otherwise specified)	2Q10	2Q09	2Q10 vs. 2Q09 (%)	1Q10	2Q10 vs. 1Q10 (%)	1H10	1H09	1H10 vs. 1H09 (%)
Launches (%Gafisa)	1,008,528	626,282	61.0%	703,209	43.4%	1,711,738	786,525	117.6%
Launches (100%)	1,461,510	742,411	96.9%	849,874	72.0%	2,311,384	920,834	151.0%
Launches, units (%Gafisa)	4,398	2,568	71.3%	3,883	13.3%	8,281	3,219	157.3%
Launches, units (100%)	6,213	3,079	101.8%	4,141	50.0%	10,354	3,833	170.1%
Contracted sales (%Gafisa)	889,761	835,443	6.5%	857,321	3.8%	1,747,082	1,394,008	25.3%
Contracted sales (100%)	1,151,788	984,308	17.0%	1,024,850	12.4%	2,176,638	1,652,729	31.7%
Contracted sales, units (% Gafisa)	4,476	5,894	-24.1%	5,253	-14.8%	9,729	9,995	-2.7%
Contracted sales, units (100%)	5,536	6,550	-15.5%	5,955	-7.0%	11,491	11,256	2.1%
Completed Projects (%Gafisa)	631,216	263,926	139.2%	325,902	93.7%	957,118	670,426	42.8%
Completed Projects, units (%Gafisa)	4,782	3,784	26.4%	2,715	76.1%	7,497	6,431	16.6%

Net revenues	927,442	705,818	31.4%	907,585	2.2%	1,835,027	1,247,705	47.1%
Gross profit	279,492	191,353	46.1%	252,656	10.6%	532,148	345,992	53.8%
Gross margin	30.1%	27.1%	302 bps	27.8%	230 bps	29.0%	27.7%	127 bps
Adjusted Gross Margin 1)	32.8%	30.1%	271 bps	30.4%	249 bps	31.6%	30.9%	75 bps
Adjusted EBITDA 2)	183,970	111,319	65.3%	168,459	9.2%	352,429	187,963	87.5%
Adjusted EBITDA margin 3)	19.8%	15.8%	406 bps	18.6%	127 bps	19.2%	15.1%	414 bps
Adjusted Net profit 3)	114,113	81,127	40.7%	79,625	43.3%	193,737	138,182	40.2%
Adjusted Net margin 3)	12.3%	11.5%	81 bps	8.8%	353 bps	10.6%	11.1%	-52 bps
Net profit	97,269	57,768	68.4%	64,819	50.1%	162,087	94,501	71.5%
EPS (R$) 4)	0.2266	0.2216	2.2%	0.1548	46.4%	0.3775	0.3625	4.1%
Number of shares ('000 final)4)	429,348	260,676	64.7%	418,737	2.5%	429,348	260,676	64.7%

Revenues to be recognized	3,209	3,092	3.8%	2,934	9.4%	3,209	3,092	3.8%
Results to be recognized 5)	1,167	1,125	3.8%	1,030	13.3%	1,167	1,125	3.8%
REF margin 5)	36.4%	36.4%	0 bps	35.1%	125 bps	36.4%	36.4%	0 bps

Net debt and Investor obligations	1,622,787	1,486,441	9%	1,207,988	34%	1,622,787	1,486,441	9%
Cash and cash equivalent	1,806,384	1,056,312	71%	2,125,613	-15%	1,806,384	1,056,312	71%
Equity	3,545,413	1,717,246	106%	3,429,583	3%	3,545,413	1,717,246	106%
Equity + Minority shareholders	3,591,729	2,264,340	59%	3,492,889	3%	3,591,729	2,264,340	59%
Total assets	9,098,194	6,435,538	41%	8,752,813	4%	9,098,194	6,435,538	41%
(Net debt + Obligations) / (Equity + Minorities)	45.2%	65.6%	-2046 bps	34.6%	1060 bps	45.2%	65.6%	-2046 bps

1) Adjusted for capitalized interest
2) Adj. for expenses with stock options plans (non-cash),
3) Adjusted for expenses on stock option plans (non-cash), minority shareholders and non-recurring expenses
4) Adjusted for 1:2 stock split in the 1Q09
5) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638

Launches

In the 2Q10, launches totaled R$ 1.0 billion, an increase of 61% compared to the 2Q09, represented by 34 projects/phases, located in 27 cities.

45% of Gafisa launches represented a price per unit below R$ 500 thousand, while nearly 75% of Tenda’s launches had prices per unit below R$ 130 thousand. The Gafisa segment was responsible for 49% of launches, Alphaville accounted for 22% and Tenda for the remaining 29%.

Tenda’s launches comprised 29% of the total in the second quarter, and approximately 30%-35% of our full year estimate for the first half of launches in the affordable housing segment, since we have a higher than average concentration expected from Tenda in the second half of the year. The average price per unit of Tenda was R$ 109 thousand, one of the lowest average among homebuilders listed on the Bovespa.

The tables below detail new projects launched during the 2Q and 1H 2010 and 2009:

Table 1 - Launches per company per region
%Gafisa - R$000		2Q10	2Q09	Var. (%)	1H10	1H09	Var. (%)
Gafisa	São Paulo	384,072	241,308	59%	567,290	315,259	80%
	Rio de Janeiro	0	38,995	-100%	49,564	63,202	-22%
	Other	106,562	71,695	49%	183,078	111,899	64%
	Total	490,634	351,998	39%	799,932	490,360	63%
	Units	1,143	813	41%	1,886	1,291	46%

Alphaville	São Paulo	58,266	46,570	25%	155,534	46,570	234%
	Rio de Janeiro	-	35,896	-100%	-	35,896	-100%
	Other	169,218	-	-	169,218	21,881	673%
	Total	227,483	82,466	176%	324,752	104,347	211%
	Units	681	267	155%	1,033	439	135%

Tenda	São Paulo	37,727	55,757	-32%	70,398	55,757	26%
	Rio de Janeiro	57,073	-	-	106,365	-	-
	Other	195,611	136,061	44%	410,291	136,061	202%
	Total	290,411	191,818	51%	587,054	191,818	206%
	Units	2,574	1,488	73%	5,362	1,488	260%

Consolidated	Total - R$000	1,008,528	626,282	61%	1,711,738	786,525	118%
	Total - Units	4,398	2,568	71%	8,281	3,219	157%

Table 2 - Launches per company per unit price
%Gafisa - R$000		2Q10	2Q09	Var. (%)	1H10	1H09	Var. (%)
Gafisa	= R$500K	222,272	224,958	-1%	365,088	303,517	20%
	> R$500K	268,362	127,040	111%	434,843	186,843	133%
	Total	490,634	351,998	39%	799,932	490,360	63%

Alphaville	> R$100K; =R$500K	227,483	82,466	176%	324,752	104,347	211%
	Total	227,483	82,466	176%	324,752	104,347	211%

Tenda	= R$130K	216,666	64,079	238%	436,515	64,079	581%
	> R$130K; <R$200K	73,745	127,739	-42%	150,539	127,739	18%
	Total	290,411	191,818	51%	587,054	191,818	206%

Consolidated		1,008,528	626,282	61%	1,711,738	786,525	118%

Pre-Sales

Pre-sales in the quarter increased by 6.5% to R$ 889.8 million when compared to the 2Q09.

The Gafisa segment was responsible for 51% of total pre-sales, while Alphaville and Tenda accounted for approximately 14% and 34% respectively. Considering Gafisa’s pre-sales, 43% corresponded to units priced below R$ 500 thousand, while 74% of Tenda’s pre-sales came from units priced below R$ 130 thousand.

The tables below illustrate a detailed breakdown of our pre-sales for the 2Q and 1H 2010 and 2009:

Table 3 - Sales per company per region
%Gafisa - (R$000)		2Q10	2Q09	Var. (%)	1H10	1H09	Var. (%)
Gafisa	São Paulo	319,435	198,855	61%	521,219	345,367	51%
	Rio de Janeiro	35,693	90,905	-61%	88,434	134,738	-34%
	Other	101,131	99,910	1%	222,484	179,697	24%
	Total	456,258	389,671	17%	832,138	659,802	26%
	Units	1,088	1,123	-3%	2,038	1,850	10%

Alphaville	São Paulo	39,818	40,665	-2%	105,981	43,972	141%
	Rio de Janeiro	9,234	11,635	-21%	17,770	20,721	-14%
	Other	79,740	26,659	199%	121,685	49,645	145%
	Total	128,792	78,959	63%	245,435	114,338	115%
	Units	424	406	5%	997	622	60%

Tenda	São Paulo	53,390	139,195	-62%	149,483	222,482	-33%
	Rio de Janeiro	66,035	70,217	-6%	150,988	149,130	1%
	Other	185,286	157,401	18%	369,039	248,255	49%
	Total	304,711	366,813	-17%	669,510	619,867	8%
	Units	2,964	4,366	-32%	6,694	7,523	-11%

Consolidated	Total - R$000	889,761	835,443	6.5%	1,747,082	1,394,008	25%
	Total - Units	4,476	5,894	-24%	9,729	9,995	-3%

Table 4 - Sales per company per unit price - PSV
%Gafisa - (R$000)		2Q10	2Q09	Var. (%)	1H10	1H09	Var. (%)
Gafisa	= R$500K	196,795	216,353	-9%	519,492	396,639	31%
	> R$500K	259,463	173,318	50%	312,645	263,163	19%
	Total	456,258	389,671	17%	832,138	659,802	26%

Alphaville	= R$100K;	-	-	-	27,450	19,569	40%
	> R$100K; = R$500K	128,792	78,959	63%	214,223	92,241	132%
	> R$500K	-	-	-	3,762	2,529	49%
	Total	128,792	78,959	63%	245,435	114,338	115%

Tenda	= R$130K	225,846	326,916	-31%	488,319	546,021	-11%
	> R$130K; <R$200K	78,865	39,897	98%	181,191	73,845	145%
	Total	304,711	366,813	-17%	669,510	619,867	8%

Consolidated	Total	889,761	835,443	6.5%	1,747,082	1,394,008	25%

Table 5 - Sales per company per unit price - Units
%Gafisa - Units		2Q10	2Q09	Var. (%)	1H10	1H09	Var. (%)
Gafisa	= R$500K	669	982	-32%	1,505	1,580	-5%
	> R$500K	419	141	197%	533	270	97%
	Total	1,088	1,123	-3%	2,038	1,850	10%

Alphaville	= R$100K;	-	-	-	253	166	52%
	> R$100K; = R$500K	424	406	4%	743	454	64%
	> R$500K	-	-	-	1	2	-50%
	Total	424	406	4%	997	622	60%

Tenda	= R$130K	2,499	4,057	-38%	5,592	6,974	-20%
	> R$130K; <R$200K	465	309	50%	1,102	549	101%
	Total	2,964	4,366	-32%	6,694	7,523	-11%

Consolidated	Total	4,476	5,895	-24%	9,729	9,994	-3%
		0	0

Sales Velocity

The consolidated company attained a sales velocity of 24.6% in the 2Q10, compared to a velocity of 23.8% in the 2Q09. Sales velocity increased as compared to the previous period, mainly due to the improved performance of Gafisa and Tenda during the quarter. The sales velocity of second quarter launches was 40.6%, which is consistent with our strategy to optimize the equilibrium between sales velocity and margins/return, fully compensating for cost pressure coming mainly from labor. Additionally, in this quarter we had a positive impact of R$ 60.8 million, mainly due to an inventory price increase.

Table 6 - Sales velocity per company
	R$ million	Launches	Sales	Price Increase + Other	End of period Inventories	Sales velocity
Gafisa	1,530.5	490.6	456.3	45.0	1,609.9	22.1%
AlphaVille	250.3	227.5	128.8	2.4	351.3	26.8%
Tenda	765.2	290.4	304.7	13.5	764.4	28.5%
Total	2,546.0	1,008.5	889.8	60.8	2,725.6	24.6%

Completed Projects

During the second quarter, Gafisa completed 22 projects with 4,782 units equivalent at an approximate PSV of R$ 631 million, Gafisa delivered 4 projects, Alphaville delivered 6 projects and Tenda delivered the remaining 12 projects/phases.

The tables below list our products completed in the 2Q10:

Table 8 - Delivered projects
Company	Project	Delivery	Launch	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)
Gafisa 1Q10						585	171,213

Gafisa	ISLA	April	Jan-07	São Caetano - SP	100%	240	75,683
Gafisa	RESERVA DO LAGO	June	May-07	Goiania - GO	100%	48	24,567
Gafisa	MAGIC	June	Jun-07	São Paulo - SP	100%	268	87,129
Gafisa	MIRANTE DO RIO	May	Jun-06	Belém -PA	50%	58	13,169

Gafisa 2Q10						614	200,549

Alphaville 1Q10						-	-

Alphaville	AlphaVille João Pessoa	April	Jun-08	João Pessoa - PB	100%	124	24,509
Alphaville	Alphaville Araçagy	May	Aug-07	MA	38%	126	23,136
Alphaville	Alphaville Londrina	May	Jan-08	Londrina - PR	63%	346	34,460
Alphaville	Alphaville Rio Costa do Sol F1 e F2	June	Sep-07	Rio das Ostras - RJ	58%	357	51,737
Alphaville	Alphaville Cuiabá	June	May-08	Cuiaba - MT	60%	254	24,112
Alphaville	Alphaville Jacuhy F1 e F2	June	Dec-07	Vitória - ES	65%	554	95,854

Alphaville 2Q10						1,762	253,808

Tenda 1Q10						2,130	154,689

Tenda	RESIDENCIAL JULIANA LIFE - Fase I	April	November-07	Belo Horizonte - MG	100%	280	21,000
Tenda	RESIDENCIAL BARTOLOMEU GUSMÃO II - Fase I	April	November-07	Novo Hamburgo - RS	100%	260	15,080
Tenda	RESIDENCIAL CANADA - Fases I, II e III	April	May-07	Betim - MG	100%	56	5,100
Tenda	RESIDENCIAL BETIM LIFE I	April	September-07	Governador Valadares - MG	100%	144	9,072
Tenda	RESIDENCIAL PARQUE DAS AROEIRAS LIFE I	May	January-08	Governador Valadares - MG	100%	240	20,841
Tenda	ARSENAL LIFE III - Fase I	May	October-07	São Gonçalo - RJ	100%	128	9,146
Tenda	ARSENAL LIFE IV - Fase I	May	September-07	Rio de Janeiro - RJ	100%	128	9,194
Tenda	MALAGA GARDEN - Fase I	May	February-08	Rio de Janeiro - RJ	100%	300	21,000
Tenda	Vivendas do Sol II - Fases I, II e III	May	October-09	Porto Alegre - RS	100%	200	11,608
Tenda	RESIDENCIAL MORADA DE FERRAZ - Fase I	May	March-07	Ferraz de Vasconcelos - SP	100%	110	10,098
Tenda	Valle Verde Cotia - Fase 5b	June	July-09	Cotia - SP	100%	448	38,000
Tenda	RESIDENCIAL PARQUE VALENÇA 1D - Fase I	June	December-07	Suzano - SP	100%	112	6,720

Tenda 2Q10						2,406	176,859

Total 2Q10						4,782	631,216

Total 1H10						7,497	957,118

Land Bank

The Company’s land bank of approximately R$ 15.8 billion is composed of 198 different projects in 21 states, equivalent to more than 90 thousand units. In line with our strategy, 39% of our land bank was acquired through swaps – which require no cash obligations.

The size of our land bank continued to benefit from the disbursement of a portion of the proceeds raised in the follow-on offering concluded in 1Q10. At the end of June we recorded a net increase of R$ 121 million in the land bank, reflecting acquisitions that more than compensate the R$1 billion launches in the quarter.

The table below shows a detailed breakdown of our current land bank:

Table 9 - Landbank per company per unit price
		PSV - R$ million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%Gafisa)
Gafisa	= R$500K	4,261	52.4%	45.0%	7.4%	14,291
	> R$500K	3,237	31.5%	29.3%	2.1%	4,077
	Total	7,497	41.3%	36.7%	4.6%	18,368

Alphaville	= R$100K;	604	100.0%	0.0%	100.0%	9,132
	> R$100K; = R$500K	3,594	97.4%	0.0%	97.4%	20,008
	> R$500K	100	0.0%	0.0%	0.0%	130
	Total	4,298	96.8%	0.0%	96.8%	29,270

Tenda	= R$130K	3,568	31.4%	31.4%	0.0%	37,188
	> R$130K; < R$ 200K	404	0.0%	0.0%	0.0%	5,775
	Total	3,972	31.4%	31.4%	0.0%	42,963

Consolidated		15,768	39.3%	35.5%	3.8%	90,601

Number of projects
Gafisa	60
AlphaVille	42
Tenda	96
Total	198
Table 10 - Landbank Changes
Land Bank (R$ million)	Gafisa	Alphaville	Tenda	Total
Land Bank - BoP (1Q10)	7,606	3,952	4,089	15,647
2Q10 - Net Acquisitions	381.5	573.8	173.9	1,129
2Q10 - Launches	(490.6)	(227.5)	(290.4)	(1,009)
Land Bank - EoP (2Q10)	7,497	4,298	3,972	15,768

2Q10 - Revenues

On the strength of solid sales in the 2Q10, both of newly launched projects and units from inventory, and an accelerated pace of construction, the Company was able to recognize substantial net operating revenues for 2Q10, which rose by 28.5% to R$ 927.4 million from R$ 721.8 million in the 2Q09, with Tenda contributing 32% of the consolidated revenues.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method).

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 11 - Sales vs. Recognized revenues
		2Q10				2Q09
R$ 000		Sales	% Sales	Revenues	% Revenues	Sales	% Sales	Revenues	% Revenues
Gafisa	2010 launches	387,449	66%	96,108	15%	-	0%	-	0%
	2009 launches	90,820	16%	101,997	16%	180,663	39%	7,496	2%
	2008 launches	61,589	11%	209,531	33%	118,484	25%	118,323	27%
	= 2007 launches	45,193	8%	207,558	33%	169,482	36%	308,375	69%
	Third-Party Construction Revenues/Others	-	0%	12,276	2%	-	0%	10,317	3%
	Total Gafisa	585,050	100%	627,470	100%	468,630	100%	444,512	100%

Tenda	Total Tenda	304,711	---	299,972	---	366,813	---	261,427	---

Total		889,761		927,442		835,443		705,939

2Q10 - Gross Profits

On a consolidated basis, gross profit for the 2Q10 totaled R$ 279.5 million, an increase of 46% over 2Q09, reflecting continued growth and business expansion. The gross margin for 2Q10 reached 30.1% (32.8% w/o capitalized interest) 302 bps higher than the 2Q09.

Table 12 - Capitalized Interest
(R$000)		2Q10	2Q09	1Q10
Consolidado	Initial balance	94,101	91,254	91,568
	Capitalized interest	32,900	25,900	25,373
	Interest transfered to COGS	(25,104)	(21,317)	(22,840)
	Final Balance	101,897	95,837	94,101

2Q10 - Selling, General, and Administrative Expenses (SG&A)

 In the second quarter 2010, SG&A expenses totaled R$ 116.1 million, compared to R$ 110.5 in the same period of 2009. When compared to the 1Q10, SG&A increased from R$ 108.7 million to R$ 116.1 million. This increase in selling expenses was mainly related to higher launches and sales volume in the second quarter when compared to the 2Q09 and 1Q10. Despite this increase, we have seen an improvement in the G&A structures resulting in efficiencies when compared to the 2Q09, reflecting the benefits of the incorporation of Tenda.

The Company’s SG&A/Net Revenue ratio improved by 312 bps as compared to the 2Q09, mainly due to the continued gains in operating efficiency at Tenda and from synergy gains related to the merger of Tenda into Gafisa. As Tenda’s sales and revenues continue to ramp up in the coming quarters, it is expected that costs associated with its sales platform will be diluted and fixed cost ratios will improve.

It is noteworthy that we already achieved a comfortable level of SG&A/Net Revenue even before capturing all of the expected synergies such as those related to Tenda’s utilization of SAP enterprise software, which began in July 2010. We expect to capture more benefits in 2011, including increased dilution.

When compared to the 2Q09, all expense ratios improved as compared to net revenues, resulting in a comfortable ratio of SG&A/Net Revenues of 12.5%, compared to 15.7% in 2Q09.

Table 13 - Sales and G&A Expenses
(R$'000)		2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Consolidated	Selling expenses	61,140	51,182	51,294	19%	19%
	G&A expenses	55,125	59,312	57,418	-7%	-4%
	SG&A	116,265	110,493	108,712	5%	7%
	Selling expenses / Launches	6.1%	8.2%	7.3%	-211 bps	-123 bps
	G&A expenses / Launches	5.5%	9.5%	8.2%	-400 bps	-270 bps
	SG&A / Launches	11.5%	17.6%	15.5%	-611 bps	-393 bps
	Selling expenses / Sales	6.9%	6.1%	6.0%	75 bps	89 bps
	G&A expenses / Sales	6.2%	7.1%	6.7%	-90 bps	-50 bps
	SG&A / Sales	13.1%	13.2%	12.7%	-16 bps	39 bps
	Selling expenses / Net revenue	6.6%	7.3%	5.7%	-66 bps	94 bps
	G&A expenses / Net revenue	5.9%	8.4%	6.3%	-246 bps	-38 bps
	SG&A / Net revenue	12.5%	15.7%	12.0%	-312 bps	56 bps

2Q10 - Other Operating Results

In the 2Q10, our results reflected a negative impact of R$6.9 million, compared to R$ 16.3 million in the 2Q09 mainly due to higher contingency provisions in the previous period.

2Q10 - Adjusted EBITDA

 Our Adjusted EBITDA for the 2Q10 totaled R$ 184 million, 65.3% higher than the R$ 111.3 million for 2Q09, with a consolidated adjusted margin of 19.8%, compared to 15.8% in the 2Q09.

This gain is part of an expected gradual recovery due to the fact that the Company’s results recognition increasingly reflects the execution of recent projects at the same time that our older-low margin projects are being delivered. This positive trend is clearly reflected in our Backlog margin of 36.4%.

Gafisa also benefitted from robust market fundamentals and strong demand that permitted higher pricing in markets such as São Paulo, mainly in the mid and upper middle segments, while improved G&A and direct selling expenses as a percentage of net revenues also contributed to higher EBITDA margin.

We continue to be confident that additional synergies related to the merger of Tenda could also benefit our margins in the future, and accordingly we are confident that we can achieve a result in keeping with our guidance of 18.5% to 20.5% EBITDA margin for 2010.

We adjust our EBITDA for expenses associated with stock options plans, as it represents a non-cash expense.

Table 14 - Adjusted EBITDA
(R$'000)		2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Consolidated	Net Profit	97,269	57,768	64,819	68%	50%
	(+) Financial result	13,911	12,720	33,268	9%	-58%
	(+) Income taxes	22,060	20,621	22,489	7%	-2%
	(+) Depreciation and Amortization	8,781	6,399	10,238	37%	-14%
	(+) Capitalized Interest Expenses	25,106	21,316	22,840	18%	10%
	(+) Minority shareholders	14,260	19,609	11,623	-27%	23%
	(+) Stock option plan expenses	2,584	3,750	3,183	-31%	-19%
	(+) Tenda’s goodwill net of provisions	-	(30,865)	-	-	-
	Adjusted EBITDA	183,970	111,319	168,459	65.3%	9.2%
	Net Revenue	927,442	705,818	907,585	31%	2%
	Adjusted EBITDA margin	19.8%	15.8%	18.6%	406 bps	127 bps

2Q10 - Depreciation and Amortization

Depreciation and amortization in the 2Q10 was R$ 8.8 million, an increase of R$ 2.5 million when compared to the R$ 6.4 million recorded in 2Q09, reflecting business increased operations.

2Q10 – Financial Result

Net financial expenses totaled R$ 13.9 million in 2Q10, compared to net financial expenses of R$ 12.7 million in the 2Q09, since the average net debt for both periods was about the same. When compared to a net expense of R$ 33.3 million in the 1Q10, the reduction was mainly derived from the equity offering proceeds, which benefited the financial revenue account due to a higher average cash balance.

2Q10 - Taxes

Income taxes, social contribution and deferred taxes for 2Q10 amounted to R$ 22.1 million compared to R$20.6 million in 2Q09. The effective tax rate was 16.5% in the 2Q10 compared to 21% in 2Q09, mainly due to the deferred tax over the amortization of Tenda’s negative goodwill that negatively impacted the 2Q09.

2Q10 - Adjusted Net Income

 Net income in 2Q10 was R$ 97.3 million compared to R$ 57.8 million in the 2Q09. However, if we consider the adjusted net income (before deduction of expenses related to minority shareholders and stock options), this figure reached R$ 114.1 million, with an adjusted net margin of 12.3%., representing growth of R$ 33 million when compared to the R$ 81.1 million in the 2Q09.

2Q10 - Earnings per Share

Earnings per share already adjusted for the 2:1 stock split in all comparable periods were R$ 0.23/share in the 2Q10 compared to R$ 0.22/share in 2Q09, a 2.2% increase. Shares outstanding at the end of the period were 428.7 million (ex. Treasury shares) and 260.7 million in the 2Q09.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$ 1.16 billion in the 2Q10, R$ 37 million higher than 2Q09. The consolidated margin in the 2Q10 was 36.4%, 125 bps higher than the 1Q10, reflecting the fact that recent projects are having a greater impact on the company’s results to be recognized while our older-lower margin projects are less and less, since we are delivering them.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 15 - Results to be recognized (REF)
(R$ million)		2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Consolidated	Revenues to be recognized	3,209	3,092	2,934	3.8%	9.4%
	Costs to be recognized	(2,042)	(1,968)	(1,904)	3.8%	7.3%
	Results to be recognized (REF)	1,167	1,125	1,030	3.8%	13.3%
	REF margin	36.4%	36.4%	35.1%	0 bps	125 bps
Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Balance Sheet

Cash and Cash Equivalents

On June 30, 2010, cash and cash equivalents exceeded R$ 1.8 billion, 15% lower than the balance of R$ 2.1 billion as of March 31, 2010, and 70% higher than the R$ 1.06 billion recorded at the end of 2Q09, reflecting the proceeds from the equity offering completed at the end of 1Q10.

Accounts Receivable

At the conclusion of the 2Q10, total accounts receivable increased by 10% to R$ 7.9 billion, compared to R$ 7.2 billion in 1Q10, and an increase of 30% as compared to the R$ 6.0 billion balance in the 2Q09, reflecting increasing sales activity.

Table 16 - Total receivables
(R$ million)		2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Consolidated	Receivables from developments - ST	1,466.0	1,392.5	1,502.9	5%	-2%
	Receivables from developments - LT	1,864.6	1,740.5	1,542.2	7%	21%
	Receivables from PoC - ST	2,470.9	989.3	2,193.7	150%	13%
	Receivables from PoC - LT	2,075.2	1,924.0	1,922.5	8%	8%
	Total	7,876.7	6,046.4	7,161.2	30%	10%

Notes:
ST = short term; LT = long term
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP

Inventory (Properties for Sale)

Inventory at market value totaled R$ 2.7 billion in 2Q10, an increase of 2% when compared to R$ 2.68 billion registered in the 2Q09. This almost flat market value reflects a relative reduction to a comfortable 9.2 months of sales based on 2Q10 sales figures.

Finished units represented 11.6% of our inventory at market value, while 56% of the total inventory reflects units where construction is up to 30% complete.

Table 17 - Inventories
(R$000)		2Q10	2Q09	1Q10	2Q10x2Q09	2Q10x1Q10
Consolidated	Land	701,790	747,762	745,119	-6.1%	-5.8%
	Units under construction	947,023	896,900	842,022	5.6%	12.5%
	Completed units	205,739	145,263	169,373	41.6%	21.5%
	Total	1,854,552	1,789,925	1,756,514	3.6%	5.6%

Table 18 - Inventories at market value per company
PSV - (R$000)		2Q10	2Q09	1Q10	2Q10x2Q09	2Q10x1Q10
Gafisa	2010 launches	574,234	-	232,793	-	147%
	2009 launches	366,541	293,807	457,995	25%	-20%
	2008 launches	601,252	801,983	643,511	-25%	-7%
	2007 and earlier launches	419,205	649,368	446,506	-35%	-6%
	Total	1,961,232	1,745,157	1,780,805	12%	10%

Tenda	2010 launches	329,877	-	188,727	0%	75%
	2009 launches	102,109	136,859	123,740	-25%	-17%
	2008 launches	220,143	483,850	325,067	-55%	-32%
	2007 and earlier launches	112,238	313,298	127,647	-64%	-12%
	Total	764,367	934,007	765,180	-18%	0%

Consolidated	Total	2,725,599	2,679,165	2,545,985	1.7%	7.1%

Table 19 - Inventories per completion status
Company	Not started	Up to 30% constructed	30%to 70% constructed	More than 70% constructed	Finished units	Total 2Q10
Gafisa	400,406	310,502	634,342	363,391	252,591	1,961,232
Tenda	64,181	333,368	254,754	48,233	63,830	764,367
Total	464,588	643,870	889,096	411,624	316,421	2,725,599

Liquidity

On June 30, 2010, Gafisa had a cash position of R$ 1.8 billion. On the same date, Gafisa’s debt and obligations to investors totaled R$ 3.4 billion, resulting in a net debt and obligations of R$ 1.6 billion. Net debt and investor obligation to equity and minorities ratio was 45.2% compared to 34.6% in 1Q10, mainly due to the R$ 415 million cash burn in the quarter. When excluding Project Finance, this ratio reached a negative -2.4% net debt/Equity, a comfortable leverage level with a competitive cost, of less than 100% of the Selic rate.

Gafisa’s cash burn rate of R$ 415 million during the second quarter reflected a strong pace of construction activity at the Company and a R$ 46 million expenditures in Land acquisition. Efforts undertake to reduce the construction cycle and increased amount of receivables to be collected are expected to start to slow or revert this rate in 2011.

Currently we have access to a total of R$ 3.8 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$ 1.8 billion in signed contracts and R$ 668 million in contracts in process, giving us additional availability of R$ 1.3 billion.

We also have receivables (from units already delivered) of R$ 250 million available for securitization. The following tables set forth information on our debt position as of June 30, 2010.

Table 20 - Indebtedness and Investor obligations
Type of obligation (R$000)	2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Debentures - FGTS (project finance)	1,208,939	607,514	1,231,575	99.0%	-1.8%
Debentures - Working Capital	662,669	500,388	656,217	32.4%	1.0%
Project financing (SFH)	499,186	398,648	458,008	25.2%	9.0%
Working capital	678,377	730,804	687,801	-7.2%	-1.4%
Incorporation of controlling company	-	5,399	-	-	-
Total consolidated debt	3,049,171	2,242,753	3,033,601	36%	1%

Consolidated cash and availabilities	1,806,384	1,056,312	2,125,613	71%	-15%

Investor Obligations	380,000	300,000	300,000	-	-

Net debt and investor obligations	1,622,787	1,486,441	1,207,988	9%	34%
	-	-	-
Equity + Minority shareholders	3,591,729	2,264,340	3,492,889	59%	3%
(Net debt + Obligations) / (Equity + Minorities)	45.2%	65.6%	34.6%	-2046 bps	1060 bps
(Net debt + Ob.) / (Eq + Min.) - Exc. Project Finance (SFH + FGTS Deb.)	-2.4%	21%	-13.8%	-2359 bps	1141 bps

Table 21 - Debt maturity per company
(R$ million)	Average Cost (p.a.)	Total	Up to June/2011	Up to June/2012	Up to June/2013	Up to June/2014	Up to June/2015
Debentures - FGTS (project finance)	(8.25% - 8.92%) + TR	1,208.9	8.9	-	450.0	600.0	150.0
Debentures - Working Capital	CDI + (1.5% - 3.25%)	662.7	114.7	423.0	125.0	-	-
Project financing (SFH)	(8.30% - 12%) + TR	499.2	337.4	143.9	17.9	-	-
Working capital	CDI + (0.66% - 4.2%)	678.4	487.9	146.6	37.9	6.0	-
Total consolidated debt	10.6%	3,049	949	713	631	606	150

% Total			31%	23%	21%	20%	5%

Outlook

Gafisa continues to expect launches in the range of R$ 4 billion to R$ 5 billion through 2010, with an expected full year 2010 EBITDA margin to reach between 18.5%- 20.5%.

Through the first half of 2010, Gafisa reached 38% of the mid range of the launches guidance, in line with historical seasonality. Regarding EBITDA Margin, Gafisa delivered 19.8% in the 2Q10 and 19.2% in the 1H10, well within the previously stated guidance range.

Launches (R$ million)		Guidance 2010	2Q10%		1H10%
Gafisa	Min.	4,000		25%		43%
(consolidated)	Average	4,500	1,009	22%	1,712	38%
	Max.	5,000		20%		34%

EBITDA Margin (%)		Guidance 2010	2Q10%		1H10%
Gafisa	Min.	18.5%		130 bps		70 bps
(consolidated)	Average	19.5%	19.8%	30 bps	19.2%	-30 bps
	Max.	20.5%		-70 bps		-130 bps

The second quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which gives the option for the listed Companies presents your 2010 quarterly information based o accounting practices in force at December 31, 2009.

Glossary

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$ 1,800 per square meter.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$ 150 to R$ 600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 55 years ago, we have completed and sold more than 990 developments and built more than 11 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations	Media Relations (Brazil)
Luiz Mauricio de Garcia Paula	Patrícia Queiroz
Rodrigo Pereira	Máquina da Notícia Comunicação Integrada
Phone: +55 11 3025-9297 / 9242 / 9305	Phone: +55 11 3147-7409
Email: ri@gafisa.com.br	Fax: +55 11 3147-7900
Website: www.gafisa.com.br/ir	E-mail:

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The following table sets projects launched during 1H10:

Table 22 - Projects launched
Company	Project	Launch Date	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)	% sales 30/Jun/10
Gafisa	Reserva Ecoville	January	Curitiba - PR	50%	128	76,516	62%
Gafisa	Pq Barueri Cond Clube F2A - Sabiá	February	Barueri - SP	100%	171	47,399	29%
Gafisa	Alegria - Fase2B	February	Guarulhos - SP	100%	139	40,832	48%
Gafisa	Pátio Condomínio Clube - Harmony	February	São José dos Campos - SP	100%	96	32,332	63%
Gafisa	Mansão Imperial - Fase 2b	February	São Bernardo do Campo - SP	100%	89	62,655	39%
Gafisa	Golden Residence	March	Rio de Janeiro - RJ	100%	78	22,254	50%
Gafisa	Riservato	March	Rio de Janeiro - RJ	100%	42	27,310	75%
Gafisa	Fradique Coutinho - MOSAICO	April	São Paulo - SP	100%	62	42,947	90%
Gafisa	Pateo Mondrian (Mota Paes)	April	São Paulo - SP	100%	115	82,267	69%
Gafisa	Jatiuca - Maceió - AL - Fase 2	April	Maceió - AL	50%	24	7,103	7%
Gafisa	Zenith - It Fase 3	April	São Paulo - SP	100%	24	97,057	18%
Gafisa	Grand Park Varandas - FI	April	São Luis - MA	50%	94	19,994	99%
Gafisa	Canto dos Pássaros_Parte 2	May	Porto Alegre - RS	80%	90	16,692	6%
Gafisa	Grand Park Varandas - FII	May	São Luis - MA	50%	75	16,905	98%
Gafisa	Grand Park Varandas - FIII	May	São Luis - MA	50%	57	12,475	51%
Gafisa	JARDIM DAS ORQUIDEAS	June	São Paulo - SP	50%	102	43,734	89%
Gafisa	JARDIM DOS GIRASSOIS	June	São Paulo - SP	50%	150	44,254	85%
Gafisa	Pátio Condomínio Clube - Kelvin	June	São José dos Campos - SP	100%	96	34,140	11%
Gafisa	Vila Nova São José QF	June	São José dos Campos - SP	100%	152	39,673	1%
Gafisa	PARQUE ECOVILLE Fase1	June	Curitiba - PR	50%	102	33,392	19%
Gafisa					1,886	799,932	50%
Alphaville	Alphaville Ribeirão Preto F1	March	Ribeirão Preto - SP	60%	352	97,269	91%
Alphaville	AlphaVille Mossoró F2	May	Mossoró - RN	53%	93	10,731	46%
Alphaville	Alphaville Ribeirão Preto F2	June	Ribeirão Preto - SP	60%	182	54,381	15%
Alphaville	Alphaville Brasília	June	Brasília-DF	34%	170	73,974	53%
Alphaville	Alphaville Jacuhy F3	June	Vitória - ES	65%	168	56,336	7%
Alphaville	Brasília Terreneiro	June	Brasília-DF	13%	65	28,175	53%
Alphaville	Living Solutions	June	São Paulo - SP	100%	4	3,884	100%
Alphaville					1,033	324,752	50%
Tenda	Grand Ville das Artes - Monet Life IV	January	Lauro de Freitas - BA	100%	56	5,118	77%
Tenda	Grand Ville das Artes - Matisse Life IV	January	Lauro de Freitas - BA	100%	60	5,403	85%
Tenda	Fit Nova Vida - Taboãozinho	February	São Paulo - SP	100%	137	7,261	23%
Tenda	São Domingos (Fase Única)	February	Contagem - MG	100%	192	17,823	71%
Tenda	Espaço Engenho III (Fase Única)	February	Rio de Janeiro - RJ	100%	197	18,170	98%
Tenda	Portal do Sol Life IV	February	Belford Roxo - RJ	100%	64	5,971	81%
Tenda	Grand Ville das Artes - Matisse Life V	March	Lauro de Freitas - BA	100%	120	10,805	71%
Tenda	Grand Ville das Artes - Matisse Life VI	March	Lauro de Freitas - BA	100%	120	10,073	79%
Tenda	Grand Ville das Artes - Matisse Life VII	March	Lauro de Freitas - BA	100%	100	8,957	71%
Tenda	Residencial Buenos Aires Tower	March	Belo Horizonte - MG	100%	88	14,226	95%
Tenda	Tapanã - Fase I (Condomínio I)	March	Belém - PA	100%	274	26,543	23%
Tenda	Tapanã - Fase I (Condomínio III)	March	Belém - PA	100%	164	15,926	26%
Tenda	Estação do Sol - Jaboatão I	March	Jaboatão dos Guararapes - PE	100%	159	17,956	35%
Tenda	Fit Marumbi Fase II	March	Curitiba - PR	100%	335	62,567	66%
Tenda	Carvalhaes - Portal do Sol Life V	March	Belford Roxo - RJ	100%	96	9,431	57%
Tenda	Florença Life I	March	Campo Grande - RJ	100%	199	15,720	59%
Tenda	Cotia - Etapa I Fase V	March	Cotia - SP	100%	272	25,410	100%
Tenda	Fit Jardim Botânico Paraiba - Stake Acquisition	March	João Pessoa - PB	100%	155	19,284	49%
Tenda	Coronel Vieira - Estação Carioca	April	Rio de Janeiro - RJ	100%	158	16,647	89%
Tenda	Portal das Rosas	April	Osasco-SP	100%	132	12,957	85%
Tenda	Igara III	May	Canoas - RS	100%	240	23,601	10%
Tenda	Portal do Sol - Fase 6	May	Belford Roxo - RJ	100%	64	6,146	48%
Tenda	Grand Ville das Artes - Fase 9	May	Lauro de Freitas - BA	100%	120	11,403	15%
Tenda	Gran Ville das Artes - Fase 8	May	Lauro de Freitas - BA	100%	100	9,433	50%
Tenda	Vale do Sol Life	June	Rio de Janeiro - RJ	100%	79	8,124	28%
Tenda	Engenho Life IV	June	Rio de Janeiro - RJ	100%	197	19,968	49%
Tenda	Residencial Club Cheverny	June	Goiânia - GO	100%	384	52,414	1%
Tenda	Assunção Life	June	Belo Horizonte - MG	100%	440	55,180	38%
Tenda	Residencial Brisa do Parque II	June	São José dos Campos - SP	100%	105	12,786	19%
Tenda	Portal do Sol Life VII	June	Belford Roxo - RJ	100%	64	6,188	15%
Tenda	Vale Verde Cotia F5B	June	Cotia - SP	100%	116	11,984	37%
Tenda	San Martin	June	Belo Horizonte - MG	100%	132	21,331	53%
Tenda	Brisas do Guanabara	June	Vitória da Conquista - BA	80%	243	22,248	1%
Tenda					5,362	587,054	48%
Total					8,280	1,711,738	49%

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the second quarter ended on June 30, 2010.

Company	Project	Construction status		%Sold		Revenues recognized (R$ '000)
		2Q10	1Q10	2Q10	1Q10	2Q10	1Q10
Gafisa	Pateo Mondrian (Mota Paes)	36%	0%	76%	0%	18,768	-
Gafisa	IT STYLE - FASE 1	51%	44%	82%	70%	17,953	25,954
Gafisa	ENSEADA DAS ORQUÍDEAS	89%	79%	96%	98%	17,006	16,273
Gafisa	Fradique Coutinho - MOSAICO	44%	0%	89%	0%	15,379	-
Gafisa	SUPREMO	81%	72%	98%	97%	15,255	16,596
Gafisa	PQ BARUERI COND - FASE 1	73%	63%	69%	67%	14,195	14,962
Gafisa	NOVA PETROPOLIS SBC - 1ª FASE	84%	73%	62%	57%	13,321	14,633
Gafisa	Vistta Santana	58%	53%	92%	84%	11,982	8,673
Gafisa	VISION - CAMPO BELO	96%	87%	98%	96%	11,843	13,386
Gafisa	Mansão Imperial - Fase 2b	44%	0%	41%	19%	11,302	-
Gafisa	VP HORTO - FASE 1 (OAS)	100%	92%	99%	98%	10,620	12,032
Gafisa	RESERVA BOSQUE RESORT - F 1	48%	28%	98%	97%	10,507	2,891
Gafisa	Chácara Santana	69%	56%	95%	94%	9,255	5,304
Gafisa	OLIMPIC BOSQUE DA SAÚDE	97%	86%	100%	96%	9,090	9,865
Gafisa	ALEGRIA FASE 1	45%	29%	64%	63%	8,298	2,829
Gafisa	Zenith - It Fase 3	46%	0%	18%	0%	7,788	-
Gafisa	Riservato	40%	0%	78%	35%	7,664	-
Gafisa	LONDON GREEN	99%	99%	93%	92%	7,524	26,419
Gafisa	MONT BLANC	63%	55%	38%	36%	7,486	4,769
Gafisa	BRINK	72%	56%	92%	90%	7,333	4,913
Gafisa	Vila Nova São José F1 - Metropolitan	51%	6%	54%	48%	7,229	164
Gafisa	MAGIC	100%	99%	84%	80%	7,214	12,975
Gafisa	LAGUNA DI MARE - FASE 2	47%	34%	72%	69%	6,895	7,716
Gafisa	Gafisa Corporate - Jardim Paulista	70%	69%	95%	83%	6,865	75,284
Gafisa	MISTRAL	49%	36%	87%	84%	6,561	2,568
Gafisa	TERRAÇAS ALTO DA LAPA	100%	94%	95%	94%	6,022	7,827
Gafisa	ECOLIVE	59%	47%	98%	94%	5,950	5,492
Gafisa	EVIDENCE	98%	85%	82%	77%	5,900	4,990
Gafisa	Reserva das Laranjeiras	83%	75%	100%	100%	5,832	4,933
Gafisa	London Ville Avenida Copacabana - Barueri	21%	0%	42%	32%	5,793	-
Gafisa	GRAND VALLEY NITERÓI - FASE 1	61%	51%	91%	92%	5,749	5,943
Gafisa	SOLARES DA VILA MARIA	92%	79%	100%	99%	5,595	5,967
Gafisa	VISION BROOKLIN	41%	39%	97%	91%	5,590	9,760
Gafisa	Magnific	82%	73%	67%	56%	5,394	1,877
Gafisa	TERRAÇAS TATUAPE	70%	59%	78%	76%	5,300	5,302
Gafisa	Alegria - Fase2A	40%	21%	68%	60%	5,215	1,466
Gafisa	CELEBRARE RESIDENCIAL	96%	87%	86%	85%	5,094	2,412
Gafisa	Brink F2 - Campo Limpo	72%	56%	89%	77%	4,961	2,555
Gafisa	CARPE DIEM - BELEM	56%	46%	70%	66%	4,937	2,932
Gafisa	PRIVILEGE RESIDENCIAL SPE	98%	87%	88%	87%	4,825	4,343
Gafisa	Supremo Ipiranga	38%	31%	80%	71%	4,747	3,445
Gafisa	Nouvelle	35%	28%	84%	45%	4,704	3,342
Gafisa	Alegria - Fase2B	24%	0%	53%	34%	4,674	-
Gafisa	Vila Nova São José - F1a	64%	54%	72%	72%	4,626	11,211
Gafisa	Bella Vista - Fase 1	74%	66%	50%	40%	4,508	2,742
	Other					153,842	193,654
	Total Gafisa					526,591	558,398
Alphaville	Vitória	98%	44%	96%	95%	16,899	14,794
Alphaville	Rio das Ostras	98%	54%	100%	100%	10,200	15,020
Alphaville	Ribeirão Preto	13%	0%	92%	0%	8,427	4,936
Alphaville	Manaus	100%	100%	100%	100%	8,243	107
Alphaville	Piracicaba	39%	0%	93%	0%	7,520	4,407
Alphaville	Litoral Norte	100%	100%	99%	100%	6,390	4,575
Alphaville	Votorantim F1	46%	4%	82%	61%	6,258	2,500
Alphaville	Mossoró	62%	4%	98%	40%	5,218	1,273
Alphaville	Brasília - Incorporação	14%	0%	55%	0%	4,635	-
Alphaville	Caruaru (Vargem Grande)	64%	3%	99%	98%	3,748	1,967
Alphaville	Other					23,342	19,409
	Total AUSA					100,879	68,987

	Total Tenda					299,972	280,199

	Consolidated Total					927,442	907,585

Consolidated Income Statement

R$ 000	2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Gross Operating Revenue	1,003,861	733,197	938,876	36.9%	6.9%
Real Estate Development and Sales	990,269	723,409	930,999	36.9%	6.4%
Construction and Services Rendered	13,592	9,788	7,877	38.9%	72.6%
Deductions	(76,419)	(27,379)	(31,291)	179.1%	144.2%

Net Operating Revenue	927,442	705,818	907,585	31.4%	2.2%

Operating Costs	(647,950)	(514,465)	(654,929)	25.9%	-1.1%

Gross profit	279,492	191,353	252,656	46.1%	10.6%

Operating Expenses
Selling Expenses	(61,140)	(51,182)	(51,294)	19.5%	19.2%
General and Administrative Expenses	(55,125)	(59,312)	(57,418)	-7.1%	-4.0%
Amortization of gain on partial sale of FIT Residential	-	52,600	-	-100.0%	-
Other Operating Revenues / Expenses	(6,947)	(16,341)	(1,980)	-57.5%	250.9%
Depreciation and Amortization	(8,781)	(6,400)	(10,238)	37.2%	-14.2%
Non-recurring expenses	(259)	-	-	-	-

Operating results	147,240	110,718	131,726	33.0%	11.8%

Financial Income	40,929	37,768	23,929	8.4%	71.0%
Financial Expenses	(54,840)	(50,488)	(57,197)	8.6%	-4.1%

Income Before Taxes on Income	133,329	97,998	98,458	36.1%	35.4%

Deferred Taxes	(12,083)	(16,102)	(14,743)	-25.0%	-18.0%
Income Tax and Social Contribution	(9,977)	(4,519)	(7,746)	120.8%	28.8%

Income After Taxes on Income	111,269	77,377	75,969	43.8%	46.5%

Minority Shareholders	(14,000)	(19,609)	(11,150)	-28.6%	25.6%

Net Income	97,269	57,768	64,819	68.4%	50.1%

Net Income Per Share (R$)	0.22655	0.22161	0.15480	2.2%	46.4%

Consolidated Balance Sheet

	2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
ASSETS
Current Assets
Cash and banks	306,330	129,543	338,672	136.5%	-9.5%
Financial investments	1,500,054	926,769	1,786,941	61.9%	-16.1%
Receivables from clients	2,470,944	989,326	2,193,650	149.8%	12.6%
Properties for sale	1,446,760	1,250,203	1,327,966	15.7%	8.9%
Other accounts receivable	141,740	78,141	95,436	81.4%	48.5%
Deferred selling expenses	20,592	2,879	18,802	615.2%	9.5%
Deferred taxes	-	13,237	-	-	-
Prepaid expenses	15,283	22,098	12,250	-30.8%	24.8%
	5,901,703	3,412,196	5,773,717	73.0%	2.2%
Long-term Assets
Receivables from clients	2,075,161	1,924,000	1,922,482	7.9%	7.9%
Properties for sale	407,792	539,722	428,549	-24.4%	-4.8%
Deferred taxes	311,693	227,848	307,132	36.8%	1.5%
Other	131,035	79,253	53,083	65.3%	146.8%
	2,925,681	2,770,823	2,711,246	5.6%	7.9%

Investments	194,871	195,088	195,534	-0.1%	-0.3%
Property, plant and equipment	59,659	49,126	60,269	21.4%	-1.0%
Intangible assets	16,280	8,305	12,047	96.0%	35.1%
	270,810	252,519	267,850	7.2%	1.1%

Total Assets	9,098,194	6,435,538	8,752,813	41.4%	3.9%

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Loans and financing	825,382	388,671	735,741	112.4%	12.2%
Debentures	123,608	113,902	139,792	8.5%	-11.6%
Obligations for purchase of land and advances from clients	466,078	489,656	470,986	-4.8%	-1.0%
Materials and service suppliers	244,545	155,701	234,648	57.1%	4.2%
Taxes and contributions	154,983	120,624	143,196	28.5%	8.2%
Taxes, payroll charges and profit sharing	73,057	71,159	64,851	2.7%	12.7%
Provision for contingencies	6,312	9,437	7,326	-33.1%	-13.8%
Dividends	52,287	26,106	54,468	100.3%	-4.0%
Deferred taxes	-	28,159	-	-	-
Other	217,569	103,128	205,465	111.0%	5.9%
	2,163,821	1,506,543	2,056,473	43.6%	5.2%
Long-term Liabilities
Loans and financings	352,181	746,180	410,067	-52.8%	-14.1%
Debentures	1,748,000	994,000	1,748,000	75.9%	0.0%
Obligations for purchase of land	176,084	140,439	161,194	25.4%	9.2%
Deferred taxes	484,453	276,582	452,496	75.2%	7.1%
Provision for contingencies	52,670	67,532	51,957	-22.0%	1.4%
Other	521,211	360,120	371,534	44.7%	40.3%
Deferred income on acquisition	8,045	15,608	8,203	-48.5%	-1.9%
Unearned income from partial sale of investment	0	64,194	0	-100.0%	0.0%
	3,342,644	2,664,655	3,203,451	25.4%	4.3%

Minority Shareholders	46,316	547,094	63,306	-91.5%	-26.8%

Shareholders' Equity
Capital	2,712,899	1,232,579	2,691,218	120.1%	0.8%
Treasury shares	(1,731)	(18,050)	(1,731)	-90.4%	0.0%
Capital reserves	290,507	189,389	293,626	53.4%	-1.1%
Revenue reserves	381,651	218,827	381,651	74.4%	0.0%
Retained earnings/accumulated losses	162,087	94,501	64,819	71.5%	0.0%
	3,545,413	1,717,246	3,429,583	106.5%	3.4%

Liabilities and Shareholders' Equity	9,098,194	6,435,538	8,752,813	41.4%	3.9%

Consolidated Cash Flows

	2Q10	2Q09
Net Income	97,268	57,768

Expenses (income) not affecting working capital
Depreciation and amortization	8,939	8,041
Goodwill / Negative goodwill amortization	(158)	(1,641)
Expense on stock option plan	2,584	3,746
Unearned income from partial sale of investment	-	(52,600)
Unrealized interest and charges, net	27,529	45,752
Deferred Taxes	23,541	16,102
Disposal of fixed asset	(331)	49
Warranty provision	3,615	1,566
Provision for contingencies	2,819	24,950
Profit sharing provision	10,886	7,395
Allowance (reversal) for doubtful debts	-	813
Minority interest	(23,381)	13,571

Decrease (increase) in assets
Clients	(429,973)	(320,539)
Properties for sale	(98,037)	58,301
Other receivables	(143,442)	128,667
Deferred selling expenses	(1,790)	(3,866)
Prepaid expenses	117	519

Decrease (increase) in liabilities
Obligations on land purchases and advances from customers	12,686	(80,743)
Taxes and contributions	7,265	(14,059)
Trade accounts payable	9,897	47,643
Salaries, payroll charges	(4,371)	3,538
Other accounts payable	138,256	(78,410)

Cash used in operating activities	(356,081)	(133,437)

Investing activities

Purchase of property and equipment and deferred charges	(10,649)	(13,089)
Restricted cash for loan guarantees	(98,998)	(29,982)
Cash used in investing activities	(109,647)	(43,071)

Financing activities

Capital increase	21,681	3,062
Follow on expenses	(9,439)	-
Capital reserve increase	18,759	-
Increase in loans and financing	136,286	930,036
Repayment of loans and financing	(148,245)	(292,999)
Assignment of credit receivables, net	32,772	3,581
Proceeds from subscription of redeemable equity interest in securitization fund	(4,314)	(10,935)
Cessão de Crédito Imobiliário - CCI	-	69,315

Net cash provided by financing activities	47,500	702,060

Net increase (decrease) in cash and cash equivalents	(418,228)	525,552
Cash and cash equivalents

At the beggining of the period	1,554,993	389,647
At the end of the period	1,136,765	915,199

Net increase (decrease) in cash and cash equivalents	(418,228)	525,552

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)		(Unaudited)
QUARTERLY INFORMATION - ITR		Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		BASE DATE - 06/30/2010

01610-1	GAFISA S/A	01.545.826/0001-07

17.01 – GUIDANCE

GUIDANCE

Launches (R$ million)		Guidance 2010	2Q10%		1H10%
Gafisa	Min.	4,000		25%		43%
(consolidated)	Average	4,500	1,009	22%	1,712	38%
	Max.	5,000		20%		34%

EBITDA Margin (%)		Guidance 2010	2Q10%		1H10%
Gafisa	Min.	18.5%		130 bps		70 bps
(consolidated)	Average	19.5%	19.8%	30 bps	19.2%	-30 bps
	Max.	20.5%		-70 bps		-130 bps

Gafisa continues to expect launches in the range of R$ 4 billion to R$ 5 billion through 2010, with an expected full year 2010 EBITDA margin to reach between 18.5%- 20.5%.

Through the first half of 2010, Gafisa reached 38% of the mid range of the launches guidance, in line with historical seasonality. Regarding EBITDA Margin, Gafisa delivered 19.8% in the 2Q10 and 19.2% in the 1H10, well within the previously stated guidance range.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)		(Unaudited)
QUARTERLY INFORMATION - ITR		Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		BASE DATE - 06/30/2010

01610-1	GAFISA S/A	01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

1. SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

		6/30/2010

		Common shares

Shareholder	Country	Shares	%

EIP BRAZIL HOLDINGS LLC	USA	30,092,224	7.01%

Treasury shares		599,486	0.14%

Other		398,656,534	92.85%

Total shares		429,348,244	100.00%

		6/30/2009

		Common shares

Shareholder	Country	Shares	%
EIP BRAZIL HOLDINGS LLC	USA	24,829,605	18.60%
MORGAN STANLEY & CO.	USA	16,381,988	12.27%
Marsico Capital	USA	13,636,367	10.22%
FMR LLC (FIDELITY)	USA	9,243,190	6.93%
Itaú	BRL	7,265,028

Treasury shares		3,124,972	2.34%

Other		58,981,668	44.19%

Total shares		133,462,818	94.56%

2. SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	6/30/2010

	Common shares

	Shares	%
Shareholders holding effective control of the Company	30,092,224	7.01%
Board of directors	169,488	0.04%
Executive directors	3,039,262	0.71%
Fiscal council	-	0.00%

Executive control, board members, officers and fiscal council shares	33,300,974	7.76%

Treasury shares	599,486	0.14%

Outstanding shares in the market (*)	395,447,784	92.10%

Total shares	429,348,244	100.00%

	6/30/2009
	Common shares
	Shares	%
Shareholders holding effective control of the Company	24,829,605	18.66%
Board of directors	86,616	0.01%
Executive directors	1,367,054	0.99%
Fiscal council	-	0.00%

Executive control, board members, officers and fiscal council shares	26,283,275	19.66%

Treasury shares	3,124,972	2.35%

Outstanding shares in the market (*)	104,054,571	77.99%

Total shares	133,462,818	100.00%

(*) Excludes shares of effective control, management, board and in treasury

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)		(Unaudited)
QUARTERLY INFORMATION - ITR		Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		BASE DATE - 06/30/2010

01610-1	GAFISA S/A	01.545.826/0001-07

21.01 – SPECIAL REVIEW REPORT – WITHOUT EXCEPTIONS

Special Review Report of Independent Certified Accountants

To the shareholders and management of Gafisa S.A:

1.      We have made a special review of the quarterly information of Gafisa S.A. (parent company and consolidated) at June 30, 2010, which includes the balance sheet, the statements of income, the changes in shareholders’ equity and the cash flows, and the accounting information included in the performance report for the quarter and six-month period then ended, all expressed in Brazilian reais. These interim financial statements are the responsibility of the Company’s management.

2.      Our review was conducted in accordance with specific standards established by  Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Company and its subsidiaries.

3.      Based on our special review, we are not aware of any significant change that should be made to the quarterly information referred to above for it to be in conformity with Brazilian accounting practices and with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly information.

4.      As mentioned in Note 2 (a), in 2009 the Brazilian Securities Commission (CVM) approved several Pronouncements, Interpretation and Technical Guidance issued by the Accounting Pronouncements Committee (CPC), effective from 2010, which changes the accounting practices adopted in Brazil. As allowed by CVM Resolution No. 603/09, the quarterly information mentioned in paragraph 1 were prepared in accordance with the accounting practices adopted in Brazil in force at December 31, 2009, therefore, it does not consider such changes. In line with this resolution, it neither considers the changes in the accounting information related to the balance sheet at March 31, 2010, nor in the statements of income, in the changes in shareholders’ equity and in the cash flows for the quarter and six-month period ended June 30, 2009.

5.      The balance sheet at March 31, 2010 was reviewed by us, as indicated in our special review report, without qualification, dated April 29, 2010. The statements of income, the changes in shareholders’ equity and the cash flows for the quarter and six-month period ended June 30, 2009 were reviewed by other independent accountants, as indicated in their special review report, without qualification, dated July 31, 2009.

6.      The accompanying financial statements referred to above are a translation and adaptation of those originally issued in the Portuguese language and in conformity with Brazilian accounting practices. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

São Paulo, July 29, 2010.

Auditores Independentes	Daniel Gomes Maranhão Júnior
CRC 2 SP 018.196/O-8	Accountant CRC 1SP-215.856/O-5

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07
4 - NIRE (State Registration Number)

INDEX
GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICERS	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	STATEMENT OF INCOME	7
04	01	04 - STATEMENT OF CASH FLOW	9
05	01	05 - STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY FROM 04/01/2010 TO 06/30/2010	11
05	02	05 - STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY FROM 01/01/2010 TO 06/30/2010	12
08	01	CONSOLIDATED BALANCE SHEET ASSETS	13
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	14
09	01	CONSOLIDATED STATEMENT OF INCOME	16
10	01	10.01 CONSOLIDATED STATEMENT OF CASH FLOW	18
11	01	11 CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY FROM 04/01/2010 TO 06/30/2010	20
11	02	11 CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY FROM 01/01/2010 TO 06/30/2010	21
06	01	NOTES TO THE QUARTERLY INFORMATION	22
07	01	COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER	68
12	01	COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	69
17	01	GUIDANCE	92
20	01	OTHER RELEVANT INFORMATION	93
21	01	SPECIAL REVIEW REPORT	98

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer